U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                          AMENDMENT NO. 3 TO
                              FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12(g) OF THE SECURITIES ACT OF 1934


                        DOVER PETROLEUM CORP.
            (Name of small business Issuer in its charter)


              Nevada                        91-1918322
 (State or other jurisdiction of         (I.R.S. Employer
  incorporation or organization)        Identification No.)


                          10225 Yonge Street
                   Richmond Hill, Ontario  L4C 3B2
                                Canada


        (Address of Principal Executive Offices)   (Zip Code)


                            (905) 884-6958
                     (Issuer's Telephone Number)


     Securities to be registered under Section 12(b) of the Act:

                                 None


     Securities to be registered under Section 12(g) of the Act:

               COMMON STOCK, PAR VALUE $.001 PER SHARE

                           (Title of Class)

                                Part I

Item 1.  Description of Business.

     We were incorporated under the laws of the State of Nevada on July 9, 1998 as Coretech Industries, Ltd.

     On July 17, 2000, we amended our articles of incorporation and changed our name to At Home Holdings, Inc.

     On December 17, 1999 (the "Split Date"), pursuant to a corporate resolution of our Board of Directors dated December 17, 1999, we undertook a three for one division of our common stock (the "1999 Split").

     On September 18, 2001, we, again, amended our articles of incorporation to change our name to Dover Petroleum Corp. and to change our authorized capital to 600,000,000 shares, 500,000,000 shares of which are designated as $.001 par value common shares and 100,000,000 shares of which are designated as $.001 par value preferred shares.

     On September 21, 2001, we concluded a voluntary share exchange transaction (the "Slaterdome Share Exchange") with all of the shareholders of Slaterdome, Inc., a Florida corporation ("Slaterdome") whereupon Slaterdome became our wholly owned subsidiary. At the time we concluded the Slaterdome Share Exchange transaction, 18,350,000 shares of Slaterdome common stock was outstanding and was held by 9 shareholders (the "Slaterdome Shareholders"). Robert Salna was a Slaterdome Shareholder and owned 8,300,000 Slaterdome shares, Allan Ibbitson was a Slaterdome Shareholder and owned 500,000 Slaterdome shares and the remaining 9,550,000 Slaterdome shares were owned by unrelated third parties. On January 17, 2002, Mr. Salna and Mr. Ibbitson became members of our board of directors. Slaterdome was formed on June 14, 2001 for the purpose of acquiring the 16.6667% working and operating rights interest (the "Wyoming Asset") of Wyoming Oil & Minerals, Inc. ("Wyoming") in certain oil and gas leases, and on July 16, 2001, the asset purchase transaction between Slaterdome and Wyoming was concluded and Slaterdome acquired the Wyoming Asset.

     On March 31, 2002, we concluded a voluntary share exchange transaction (the "Dover Egypt Exchange") with all of the shareholders of Dover Petroleum Egypt I, Inc., a Florida corporation ("Dover Egypt") whereupon Dover Egypt became our wholly owned subsidiary. At the time we concluded the Dover Egypt Share Exchange transaction, 1,600,000 shares of Dover Egypt common stock was outstanding and was held by 3 shareholders (the "Dover Egypt Shareholders"). Robert Salna was a Dover Egypt Shareholder and owned 1,000,000 Dover Egypt shares, Allan Ibbitson was a Dover Egypt Shareholder and owned 500,000 Dover Egypt shares and Edward H. Gilbert, our legal counsel, owned 100,000 Dover Egypt shares. Dover Egypt was formed on August 2, 2001 for the purpose of becoming the owner by virtue of a joint venture agreement (the "Dover Egypt Joint Venture Agreement") of 50% of the partnership interests of Dover Petroleum Egypt Joint Venture ("Dover Egypt Joint Venture"). The remaining 50% of the interests of the Dover Egypt Joint Venture are owned by the following parties in the percentage amounts indicated:
(i)Robert Salna, 15%; (ii) Ghareeb M Awad, 23.75%; (iii) 954502 Alberta Ltd. ("Alberta, Ltd."), 6.25%; and (iv) Brokton International, Ltd., 5%.

     Dover Egypt Joint Venture, pursuant to an option agreement (the "Option Agreement"), has the right to acquire the interest of Dover Investments Limited ("Optionor") in a certain Concession Agreement for Petroleum Exploration and Exploitation (the "Concession Agreement") between Optionor, the Arab Republic of Egypt and the Egyptian General Petroleum Corporation dated April 23, 2001. The Concession Agreement relates to the exclusive concession for the exploitation of petroleum and natural gas in and throughout the East Wadi Araba Area of the Gulf of Suez (the "Area"). Robert Salna owns and controls the Optionor and, Robert Salna, individually, owns a 15% interest in the Dover Egypt Joint Venture.

     During the time that we operated as a development stage company under the name of Coretech our business purpose was to establish a franchise system of yacht brokerage businesses. Our efforts to establish the franchise system of yacht brokerage business was not successful.

     During the time that we operated as a development stage company under the name of At Home Holdings, our business purpose was to deliver fresh and frozen prepared meals, meal components and related products and services to customers in selected cities in the United States and in Canada who placed orders online, by telephone or telefax. Our efforts to establish our meal, meal components and related products and services delivery business was not successful.

     Our business efforts are now centered on the acquisition, either alone or with others, of interests in proved and developed and unproved and undeveloped producing and non-producing oil and gas leases, and, as a result of our change in business direction, we acquired Slaterdome and Dover Egypt and changed our name to Dover
Petroleum.   Notwithstanding our acquisition of Slaterdome and Dover
Egypt, as further described hereafter, as of the date hereof, there are no active business operations on any of the properties in which either Slaterdome or Dover Egypt has an interest.

     Slaterdome is the owner of the Wyoming Asset. The Wyoming Asset consisted of a 16.6667% working and operating rights interest in certain oil and gas leases located in Carbon County, Wyoming and Moffat County, Colorado (the "Leases"). Approximately 50% of the remaining 83.33% of such working and operating rights interests in the Leases were owned by Phillips Petroleum Company and the remaining approximately 33.33% of such working and operating rights interests in the Leases were owned by Skyline Resources, Inc. The working and operating rights interest is limited to a depth of fifty feet below the base of the Mesa Verde formation and is subject to the terms and conditions of various agreements, including but not limited to an exploration agreement between Energy Investments, Inc. and Skyline Resources, Inc. ("Skyline") and an operating agreement in favor of Phillips Petroleum Company (the "Operating Agreement"). Likewise, such interest is proportionately subject to all burdens, restrictions, exceptions, charges agreements and other matters existing of record, and Slaterdome is required to pay its pro-rata share of all amounts due and payable under the leases, including but not limited to royalty and production payments.

     In connection with the acquisition of the Wyoming Asset, Slaterdome agreed to pay delinquent payments due from Wyoming to Phillips Petroleum under the Operating Agreement in the amount of approximately $519,000. At the time of the acquisition of the Wyoming Asset, Slaterdome believed that pursuant to the Operating Agreement, development by Phillips under certain of the Leases which are the subject of the Operating Agreement was imminent. That belief was erroneous, since shortly after the acquisition of the Wyoming Asset, Slaterdome learned that development would be delayed or cancelled as a result of certain decisions that were solely within the control of Phillips Petroleum under the Operating Agreement. Phillips then determined that it was not interested in continuing as the operator under the Operating Agreement and that Phillips wished to dispose of its working and operating rights interest in the Leases. As a result, after payment of approximately $219,000, Slaterdome withheld payment of the balance due to Phillips of approximately $300,000 pending resolution of disputes between Phillips, Wyoming and Slaterdome. Phillips Petroleum did not agree with the position taken by Slaterdome and instituted legal proceedings against Wyoming and Wyoming, then, instituted legal proceedings against Slaterdome (collectively, the "Phillips Litigation"). Essentially, the Phillips Litigation involved a demand by Phillips for payment of approximately $360,000 and requested foreclosure of a lien provided to Phillips under the Operating Agreement against the Wyoming Asset.

     On April 19, 2002, Wyoming, Phillips and Slaterdome entered into a settlement and mutual release agreement (the "Settlement Agreement"). Phillips accepted payment of $300,000 for any and all amounts outstanding up to and including January 1, 2002 and Slaterdome agreed to pay any amounts attributable to it under the Operating Agreement as same becomes due. Since no substantive activity under the Operating Agreement has occurred since the January 1, 2002, Slaterdome does not anticipate any significant additional payment obligations to Phillips Petroleum. Likewise, Slaterdome does not anticipate any additional payment obligation in connection with the Wyoming Asset until after Phillips disposes of its working and operating rights interest in the Leases to a third party and further development activity commences. No assurance can be provided, however, if or when the interest of Phillips will be sold, or if such interest is sold, if or when the third party purchaser thereof will commence development activities. As part of the negotiations associated with the Settlement Agreement, Michael
D. Herman, a shareholder of Wyoming agreed to loan $100,000 to Slaterdome without interest. Such loan must be repaid by Slaterdome on the earlier to occur of March 26, 2003 or closing of the sale of the interest of Phillips to a third party. Based upon the Settlement Agreement, the Phillips Litigation was dismissed with
prejudice by Phillips and Wyoming.   As a result of the foregoing
circumstances, we are unable to determine what value the Wyoming Asset will have to us.

     On May 2, 2002, Phillips notified Slaterdome of its intent to sell all of its interest in the Leases to Infinity Oil & Gas of Wyoming, Inc. (a party unrelated to us, and to the best of our knowledge unrelated to Skyline and Phillips), and, in accordance with the Operating Agreement provided Slaterdome and Skyline with a proportionate right of first refusal to acquire the interest of Phillips in the Leases. Slaterdome and Skyline Resources, thereafter, negotiated with Phillips to acquire the working and operating rights interest of Phillips. The negotiations resulted in the execution by Slaterdome and Skyline of an Agreement of Purchase and Sale (the "Phillips Interest Purchase Agreement"). Under the Phillips Interest Purchase Agreement Slaterdome agreed to purchase 33.3334% of (i) Phillips interest in the Leases; (ii) all permits, licenses and similar rights relating to the operations conducted on the Leases; (iii) any contracts or agreements assignable pertaining to operations conducted on the Leases; and (iv) the well, equipment and personal property located on the Leases (the foregoing items hereinafter collectively referred to as the "Phillips Assets") for $19,833.37 and Skyline agreed to purchase the remaining 66.6666% of the Phillips Assets for $39,666.63. The transaction contemplated under the Phillips Interest Purchase Agreement concluded on September 12th, 2002, and Phillips provided an Assignment and Bill of Sale to Slaterdome and Skyline transferring to Slaterdome and Skyline, the respective interest in the Phillips Assets that each of Slaterdome and Skyline were to acquire under the Phillips Interest Purchase Agreement. As a result of the foregoing, the Wyoming Asset now includes 33.3334% of the Phillips Assets, and we, therefore, own 33.3334% of the working and operating rights interest in the Leases and the remainder of the Phillips Assets and Skyline owns 66.6666% of the working and operating rights interest in the Leases and the remainder of the Phillips Assets. Slaterdome and Skyline have agreed in principle that Skyline will serve as operator under the Leases, and Slaterdome expects that the form of operating agreement will be substantially the same as the Model Form Operating Agreement previously utilized by Phillips. However, until such time as an operating agreement (the "Anticipated Operating Agreement") is executed between Slaterdome and Skyline we can not be certain of the terms and conditions associated with our working an operating rights interest in the Wyoming Asset. In addition, in order for Skyline to become the operator of the Leases, Skyline is required to comply with certain bonding requirements of the States of Colorado and Wyoming, and Skyline has not yet satisfied such requirements. If Skyline is unable to satisfy such bonding requirements, Skyline will not be permitted to serve as operator under the Leases and Slaterdome and Skyline would be required to negotiate and conclude an operating agreement with an alternative party to serve as operator. If Skyline is unable to serve as operator Slaterdome can not be certain of its ability to engage an operator or the terms and conditions that might be associated with any agreement between Slaterdome, Skyline and such third party as to the terms and conditions for our working and operating rights in the Wyoming Asset.

     As indicated above we own 33.3334% of the working and operating rights interest in the Leases and the remainder of the Phillips Assets and Skyline owns 66.6666% of the working and operating rights interest in the Leases and the remainder of the Phillips Assets. We expect that we will have the obligation to absorb 33.3334% of all burdens, restrictions, exceptions, charges agreements, other matters existing of record and all amounts due and payable under the Leases, including but not limited to royalty and production payments. We believe that Skyline, in its anticipated capacity as operator under the Leases, is in the process of undertaking a comprehensive review of the Leases and upon completion of same will provide us with specific information as to amounts that we can expect to incur under the Leases, including but not limited to royalty and production payments, if active operations were to commence, as well as, any such obligations, if any, irrespective of the commencement of active operations under the Leases (the "Obligation Summary"). We expect that such Obligation Summary will be included as a part of the Anticipated Operating Agreement.

     As of the date hereof, there are no active business operations on any of the Leases that encompass the Wyoming Asset and we are not certain when or if any such business operations may commence.

     Dover Egypt owns 50% of the partnership interests in Dover Egypt Joint Venture pursuant to the Dover Egypt Joint Venture Agreement. Pursuant to our recent acquisition of Alberta Ltd., as such acquisition is described hereinafter, we own 6.25% of the partnership interests in Dover Egypt Joint Venture pursuant to the Dover Egypt Joint Venture Agreement. We expect to transfer such interest to Dover Egypt, whereupon Dover Egypt will own 56.25 % of the interests in Dover Egypt Joint Venture, and thereafter to dissolve Alberta Ltd. Dover Egypt Joint Venture pursuant to the Option Agreement has the right to acquire the interest of the Optionor in the Concession Agreement. The Concession Agreement relates to the exclusive concession for the exploitation of petroleum and natural gas in and throughout the East Wadi Araba
Area.   As of the date hereof, there are no active business
operations on any of the properties in which Dover Egypt has an interest.

     Under the Option Agreement and the Dover Egypt Joint Venture Agreement, Dover Egypt is required to invest the $4,000,000 mandated under the Concession Agreement for the drilling of two exploration wells in the Area. This obligation serves as the consideration for the acquisition by Dover Egypt of its interest in the Dover Egypt Joint Venture, and accordingly, none of the other parties owning the partnership interests in Dover Egypt Joint Venture are required to contribute to the payment of the initial $4,000,000 investment by Dover Egypt. Subsequent to the initial $4,000,000 investment by Dover Egypt, each and every of the parties owning the partnership interests in the Dover Egypt Joint Venture are required to make pro rata contributions to the capital of the Dover Egypt Joint Venture to the extent that such additional capital is required as a result of its obligations under the Option Agreement or the Concession Agreement. To the extent that any party owning a partnership interest in the Dover Egypt Joint Venture fails or refuses to make any such required pro rata contribution, such party will be subject to the rights and remedies provided as a part of the Dover Egypt Joint Venture Agreement, which might result in the loss of such party's interest in the Dover Egypt Joint Venture. The Concession Agreement mandates the expenditure of the $4,000,000 within 3 years from the date of advertisement of the passage of the Concession Agreement into Egyptian law. The Concession Agreement was passed into law on June 18, 2002 and the advertising thereof occurred on July 18, 2002. Accordingly, under the Concession Agreement, the total $4,000,000 expenditure must be undertaken by approximately July, 18, 2005. Notwithstanding the terms of the Concession Agreement, we believe that the Dover Egypt Joint Venture intends to expend the required $4,000,000 over the next twelve months and, as a result, Dover Egypt will be required to provide such its initial $4,000,000 investment to the Dover Egypt Joint Venture as it is needed. If Dover Egypt fails to meet its commitment to make the initial investment to Dover Egypt Joint Venture or, if the Dover Egypt Joint Venture fails to meet its commitments under the Option Agreement, the Option Agreement will be terminated and all rights under the Concession Agreement will be extinguished. Likewise, if the Dover Egypt fails to make its initial $4,000,000 investment as required by the Dover Egypt Joint Venture Agreement, other joint venture parties may have rights of action against Dover Egypt. As of the date hereof, Dover Egypt has funded approximately $2,400,000 to Dover Egypt Joint Venture toward payment of initial $4,000,000 investment required under the Option Agreement. We recently concluded the Current Offerings (see, no. 10 under Item 4 of Part II, Recent Sales of Unregistered Securities) whereby we sold 12,000,000 Units (as hereinafter described) and received aggregate offering proceeds in cash of $3,719,900 and the Salna Subscription Note (as hereinafter described)in the amount of $2,280,100. Each Unit included in the Current Offerings consisted of one share of our common stock and one warrant (a "Warrant") to purchase one share of our common stock and was sold at a price of fifty cents per Unit. Each Warrant entitles the holder thereof to purchase one share of our common stock at a price of eighty cents at variable times, but in no event later than December 20, 2002.

     As part of the Current Offerings, Robert Salna, one of our directors and our chief executive officer agreed to purchase 4,560,200 Units and in connection with such purchase Mr. Salna was permitted by us to utilize a promissory note to effect such purchase. Accordingly, Mr. Salna executed a subscription agreement (the "Salna Subscription Agreement") to effect such purchase, and a promissory note (the "Salna Subscription Note") in our favor in the subscription amount of $2,280,100. We and Mr. Salna agreed that neither the Shares nor the Warrants which form a part of the Units purchased by Mr. Salna will be delivered by us to Mr. Salna except in accordance with the terms of the Salna Subscription Note. The principal balance outstanding under the Salna Subscription Note is to be paid by Mr. Salna to us in eight (8) equal monthly installments (each, an "Installment") of principal in the amount of $285,012.50, along with accrued interest at the rate of four percent (4%) per annum on the then outstanding principal balance, with the first of such Installments being due on August 16, 2002 and with the remaining Installments being due monthly thereafter on the 16th day of each subsequent month until March 16, 2003. In the event of default under the Subscription Note, interest accrues at the rate of eight percent (8%) per annum. The Salna Subscription Note provides that Mr. Salna shall have no interest whatsoever in the Shares and Warrants purchased under the Salna Subscription Agreement until such time as we issue same, and we have agreed, within a commercially reasonable period of time after receipt by us of a payment from Mr. Salna of amounts due under the Salna Subscription Note (a "Payment"), to issue to Mr. Salna an amount of Shares and Warrants equal to two (2) such Shares and two (2) such Warrants for each one dollar ($1.00) of any such Payment. The Salna Subscription Note further provides that should Mr. Salna fail to pay any Installment under the Salna Subscription Note when due, we may, in addition to all remedies provided in the Salna Subscription Note, exercise any and all remedies available to use under the Salna Subscription Agreement.

     After payment of the expenses associated with the Current Offerings and upon collection of the proceeds of the Subscription Note, but without reflecting any proceeds in the event of the exercise of any of the Warrants, we expect the net proceeds from the Current Offerings to be approximately $5,640,160. We intend to use approximately $4,000,000 of the proceeds of the Current Offerings to meet certain current commitments under the Option Agreement and the Dover Egypt Joint Venture Agreement and we expect to utilize approximately $1,400,000 to meet certain other of our working capital requirements. We believe that the amount of such proceeds allocated by us to activities under the Option Agreement and the Dover Egypt Joint Venture Agreement will enable the Dover Egypt Joint Venture to meet its current commitments under such agreements and enable Dover Egypt Joint Venture to undertake certain exploration phase drilling commitments required under the Concession Agreement.

     The Dover Egypt Joint Venture Agreement amended, restated and superseded a preliminary joint venture agreement dated May 28, 2001 (the "Prior Joint Venture Agreement"). Mr. Awad and Mr. Riva, the owners of thirty percent of the interests under the Prior Joint Venture Agreement (the "Minority Parties") have not yet executed the Dover Egypt Joint Venture Agreement and may not do so in the future.
 We are not certain as to the reasons why Mr. Awad and Mr. Riva are presently unwilling to execute the Dover Egypt Joint Venture Agreement, but we believe it is due, in part, to certain reservations about the manner in which the joint venture operating procedures are detailed in the Dover Egypt Joint Venture Agreement, and we are continuing to seek a resolution of these concerns. The Prior Joint Venture Agreement is a two page document that, Dover Egypt believes, was a preliminary agreement created to outline the major economic points agreed upon by the parties. Dover Egypt further believes that it was anticipated by all such parties that a substitute agreement would be required in order to properly deal with all of the operational and legal issues associated with the business of the Dover Egypt Joint Venture. We do not believe that the economic terms included as part of the Dover Egypt Joint Venture Agreement differ materially from the terms included as part of the Prior Joint Venture Agreement. The Dover Egypt Joint Venture Agreement does, however, include many other provisions dealing with, among other things, operational procedures, additional capital contribution requirements, loans to the joint venture, responsibilities of the joint venture parties, rights of first refusal among the joint venture parties, termination, withdrawal of the joint venture parties, and sale or transfer of the interests of the joint venture parties. The owners of the remaining seventy percent of the interests under the Prior Joint Venture Agreement (the "Majority Parties") have executed the Dover Egypt Joint Venture Agreement, along with an addendum thereto (the "Addendum"). The Addendum essentially provides that until such time as the Minority Parties execute the Dover Egypt Joint Venture Agreement, the Majority Parties shall for all purposes under the Dover Egypt Joint Venture Agreement treat the Minority Parties as if they had executed the Dover Egypt Joint Venture Agreement. However, no assurance can be provided that the Minority Parties will be satisfied with the arrangements undertaken by the Majority Parties as to Dover Egypt Joint Venture or that such Minority Parties will not seek to enforce the Prior Joint Venture Agreement. If any such actions were undertaken by the Minority Parties we would be required to defend same and pay the cost thereof, and we can not be certain that any determination made as a result of such action would confirm our opinion that there is no material difference between the economic terms of the Prior Joint Venture Agreement and the Dover Egypt Joint Venture Agreement. Likewise, if we were not successful in the defense of such matters, our business might be seriously impaired.

     Dover Egypt engaged in negotiations with John Riva in an effort to acquire the interest owned by John Riva in the Dover Egypt Joint Venture. As a result of such negotiations, Dover Egypt learned that Mr. Riva had transferred such interest to Alberta Ltd., an Alberta, Canada corporation owned exclusively by Mr. Riva. Dover Egypt advised Mr. Riva that it did not believe that Mr. Riva was authorized by Dover Egypt Joint Venture to transfer such interest. In any event, the negotiations between Dover Egypt and Mr. Riva resulted in the execution of an agreement between us and Alberta, Ltd. and John Riva whereby we agreed to acquire all of the issued and outstanding stock of Alberta Ltd. owned by Mr. Riva in exchange for Cdn$100,000 and 100,000 shares of our common stock. The transaction contemplated by such agreement was concluded by us on October 18, 2002 and Alberta Ltd. became our wholly owned subsidiary. We expect to transfer the 6.25% interest in the Dover Egypt Joint Venture owned by Alberta Ltd. to Dover Egypt and thereafter to dissolve Alberta Ltd. We are in the process of seeking legal and tax advice as to the advisability of undertaking such a transfer and dissolution and we can provide no assurance that such a transfer and dissolution will be so undertaken.

     Seismic and oil migration studies undertaken on behalf of Dover Egypt Joint Venture indicate 14 promising seismic targets in the Area. Dover Egypt has, also, on behalf of Dover Egypt Joint Venture completed a seabed survey of the first two drill targets at a cost of $127,000. Such survey verified the founding strength of the sea floor, showing the integrity to support the stabilizing tripod of a drill rig. We are advised that substantially all drilling in the Area is undertaken by one of three major Egyptian drilling companies and that such drilling activities are coordinated by the Egyptian General Petroleum Corporation. We expect that drilling will be contracted with the Egyptian Drilling Company and that the Senusret Rig will be utilized for such drilling. Although we have not yet executed any agreement with any drilling contractor, we are advised by the Egyptian General Petroleum Corporation that drilling may commence during late October to early November, 2002. However, there can be no assurance that any such drilling activity will commence, or if commenced, that it will be successful. Moreover, no assurance can be provided as to the potential for or the nature or extent of any discovery within the Area or, if any such discovery occurs, whether such discovery will be commercially viable.

     Notwithstanding our acquisition of Slaterdome and Dover Egypt, as described above, as of the date hereof, there are no active business operations on any of the properties in which Slaterdome or Dover Egypt has an interest. We are seeking to acquire additional oil and gas interests throughout the world and we hope to engage in exploration and production of oil and natural gas. Since we are just commencing our exploration activities, and have no ability to determine whether such activities will prove successful we are unable to identify the nature or extent of our principal products or their markets, the manner in which we may undertake distribution of our products or the nature or extent of any customers that may acquire our products.

     There is intense competition within the oil and natural gas industries as to virtually all aspects of the oil and natural gas business, and we anticipate that substantially all of our competitors will have greater financial resources, technical expertise and managerial capabilities than we do.

     The oil and natural gas industries are particularly subject to regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and decommissioning of a field (including restrictions on production) and, possibly, nationalization, expropriation or cancellation of contract rights.

Employees

     Our executive officers are our only current employees, and they are also employed by third-party companies. As a result our executive officers devote only that portion of their time that they deem necessary to our affairs. At the present time, Mr. Salna and Mr. Ibbitson each spend approximately 30 hours each week on our business and Mr. McKechnie spends approximately 10 hours each week on our business. We do not currently have any employment agreement with any of our executive officers, but we may conclude such agreements in the future. Our plans regarding the hiring of additional employees depends upon the development of our business and our financial position, existing from time to time.

Offices

     Our offices are located at 10225 Yonge Street, Richmond Hill, Ontario L4C 3B2 Canada. Currently, these facilities are provided to us by Robert Salna, one of our directors and our chief executive officer, without charge, but such arrangement may be cancelled at anytime without notice. As our business activities continue, we anticipate that we will be required to pay a pro rata share of the rent incurred for the facilities that we occupy.

Forward Looking Statements

     Many statements made or incorporated by reference in this registration statement are "forward-looking statements". These forward-looking statements include statements about our ability to make an acquisition, our capital needs, the competitiveness of the business in our industry, our strategies and other statements that are not historical facts. When used in this registration statement, the words "anticipate", "believe", "expect", "estimate", "intend" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements, including changes in general economic and business conditions, actions of our competitors, the time and expense involved in development activities, changes in our business strategies, other factors discussed in under the section captioned Risk Factors and elsewhere in this registration statement. The forward-looking statements in this registration statement reflect what we currently anticipate will happen. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think forward-looking statements in this registration statement are no longer accurate whether as a result of new information, what actually happens in the future or for any other reason.

Risk Factors

     WE HAVE NO OPERATING HISTORY.

     Because we have no operating history, there is no basis on which to evaluate our proposed business and prospects. We are a development stage company and have never had any significant operations other than research and development.

     WE ARE A DEVELOPMENT STAGE COMPANY.

     Our prospects must be considered in light of the extraordinary risks, unforeseen costs and expenses, problems and difficulties which development stage companies normally encounter. We must, among other things, successfully complete our development, establish and then maintain new relationships, implement our business, complete the acquisition of additional oil and gas leases, undertake drilling operations, respond to competitive developments and have sufficient capital to attract, retain and motivate qualified personnel. We are not profitable and expect to require significant operating capital in order to implement our proposed business. If we fail to address adequately any of these risks or difficulties our business would likely fail to develop.

     BUSINESS RISKS.

     Oil and gas exploration involves a high degree of risk.

     The oil and natural gas industries are subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities.

     Exploration and production require high levels of investment and have particular economic risks and opportunities. They are subject to natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field.

     Oil prices are subject to international supply and demand.
Political developments (especially in the Middle East) and the outcome of meetings of OPEC can particularly affect world oil supply and oil prices.

     Crude oil prices are generally set in dollars while sales of refined products may be in a variety of currencies. Fluctuation in exchange rates can therefore give rise to foreign exchange exposures.

     The results of exploration are unpredictable and often unprofitable. At least four major factors can make a producing well unprofitable: (i) natural hazards; (ii) industry conditions such as competition, demand, and governmental regulations; (iii) future developments in the energy industry; and (iv) conditions in related industries.

     The natural hazards involved in the drilling of oil or gas wells can include peculiar and unexpected formations, pressures, and other problems that were not anticipated and which are expensive to solve. Such problems can result in property damage or personal injury from fire or explosion.

     We may be subject to liabilities for pollution and for other similar damages, and we may suffer losses against which we cannot obtain insurance or where the cost of insurance is prohibitive. Uninsured liabilities would diminish the amount of funds available for to us for exploration, development or otherwise and could result in the loss of our property.

     We expect to be reliant upon related industries such as oil field supply businesses and research enterprises which provide technologies to enhance production and improve recovery. Our ability to produce from any wells we develop, extend the life of any of those wells and enhance the amount of any recovery depends on the availability of and improvements in such technologies and in our ability to apply such technologies to any such wells.

     WE WILL NEED ADDITIONAL FINANCING.

     Because of the limited capital available to us for the foreseeable future, we may require additional financing. We are unable to currently determine the nature or extent of any additional financing that we may require. We will incur legal and accounting expenses to comply with our reporting obligations to the SEC; we will be obligated to pay our operating expenses as they arise; and if we fail to pay the required annual fees in the amount of $150.00 to the State of Florida, we will be administratively dissolved. If we need to raise additional funds, the funds may not be available when we need them and if available, the terms may not be favorable to us. If funds are not available when we need them, we may be forced to terminate our business.

     IF WE ISSUE EQUITY SECURITIES DILUTION WILL OCCUR.

     If additional funds are raised through the issuance of equity securities or if we otherwise issue our equity securities, the percentage ownership of our stockholders will be reduced; stockholders may experience dilution; and those securities may have rights, preferences or privileges senior to those of the rights of the holders of our common stock.

     WE CAN NOT PROVIDE ANY ASSURANCE OF PROFITABILITY AND WE
ANTICIPATED LOSSES.

     We have incurred losses since our inception of approximately $2,400,000 and we may not ever generate sufficient revenues to achieve profitability, and even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability in the future. Furthermore, if any drilling activities were to commence we would be required to expend substantial amount in advance of the receipt of any revenue that might be generated as a result of such activities. Accordingly, we expect to sustain substantial losses. Furthermore, if we are not successful in our test well efforts within the Area or if successful, if such well is not commercially viable, we may be forced to terminate our business.

     WE MAY NOT BE ABEL TO SUCCESSFULLY MANAGE BUSINESS.

     If we are successful in achieving our plans for development, we may not be able to successfully manage our resulting business. Any growth in our business will place a significant strain on our technical, financial and managerial resources. As part any growth of our business, we will have to implement operational and financial systems and procedures and controls to acquire, train and manage employees.

     WE ARE DEPENDENT UPON KEY PERSONNEL.

     We are dependent on our officers, although we have no employment agreements with them. Because our potential success is dependent upon, among other things, the personal efforts, abilities and business relationships of our officers, if any of them was to terminate employment with us or become unable to be employed before a qualified successor, if any, could be found our business could be expected to suffer. We do not maintain "key person" insurance on any of our officers. Our executive officers serve us on a part time basis, devoting only such time to us as they believe is necessary. We will not have full-time management until such time, if any, as we employ executive officers on a full-time basis, and we can not be certain when or if we will hire full-time personnel or that if we seek to hire such personnel that qualified parties will then be available.

     THE OIL AND GAS BUSINESS IS HIGHLY COMPETITIVE.

     There is intense competition within the oil and natural gas industries as to virtually all aspects of the oil and natural gas business, and we anticipate that substantially all of our competitors will have greater financial resources, technical expertise and managerial capabilities than we do. Such competitors are able to undertake more extensive acquisition, development and production activities and make more attractive offers to potential employees and third-party providers. We are not now and do not expect to be a major factor in the oil and gas industry, and we can not predict whether we will be able to compete successfully against any of our competitors or how our business prospects will suffer as a result of such competition.

     THERE ARE RISKS ASSOCIATED WITH OUR PROPOSED INTERNATIONAL
OPERATIONS AND EXPANSION.

     A part of our business strategy is to seek to acquire and develop leases and operations in foreign countries. If we are able to implement such strategy, we may experience difficulty in managing international operations as a result of technical problems, distance, language and cultural differences. There are significant risks inherent in doing business on an international level, such as, political and economic instability, civil unrest, crime, unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, fluctuations in foreign currency exchange rates, longer payment cycles, problems in collecting amounts due, difficulty in enforcing contracts, seasonal fluctuation in business activity and potential adverse tax consequences. If any of such risks materialize we may have little or no ability to manage them or avert any consequences therefrom and our business may suffer as a result.

     In addition, special risks may be associated with our efforts to undertake operations in the Arab Republic of Egypt. Such operations will be subject to political, economic and other uncertainties, including among other things, the risk of war, revolution, border disputes, expropriation, forced renegotiation or modification of any existing agreement, import, export and transportation regulations, tariffs, taxation policy, including royalty and tax increases and retroactive tax claims, exchange controls, currency fluctuations and other uncertainties arising out of the Arab Republic of Egypt's sovereignty over our operations.
If, as a result of political or economic instability, new government was put in place or new policies assuming a more hostile attitude toward foreign investment were adopted, such events could result in the voiding of our pre-existing agreements and or the expropriation of our assets.

     WE WILL BE DEPENDENT ON LICENSES OR OTHER AGREEMENTS IN ORDER TO ENGAGE IN OUR PROPOSED BUSINESS.

     In order to drill for, recover, transport or sell any gas or other hydrocarbons from any other area in which we may attempt to conduct operations we will generally be required to obtain licenses and permits and enter into agreements with various land owners and/or government authorities. The issuance of these permits and licenses generally will be contingent upon the consent of the governmental authority having jurisdiction over the production area, which entities have broad discretion in determining whether or not to grant such authority. Moreover, even if obtained, such licenses, permits, and agreements will generally contain numerous restrictions and require payment of a development/exploration fee, typically based on the recoverable reserves or expenditures. The amount of any such fee and other terms will determine in part, the commercial viability of any extraction project. Our interest in the Wyoming Asset will be governed by the Anticipated Operating Agreement that we expect to execute with Skyline, pursuant to the Leases associated therewith and those other licenses and agreements that may be required, but which are unknown to us at this time. Our interest in the exclusive concession for the exploitation of petroleum and natural gas in and throughout the East Wadi Araba Area is governed by the Concession Agreement and those other licenses and agreements that maybe required thereunder, but which are unknown to us at this time. We can provide no assurance that we will be able to maintain any existing license or agreement or that any existing license or agreement may not be materially varied or that we will be able to acquire any required license or agreement, and if any of our existing licenses or agreements are varied or if we are not successful in maintaining and acquiring other necessary licenses or agreements we may be forced to terminate our business.

     WE WILL BE REQUIRED TO RELY UPON SERVICES PROVIDED TO US BY
THIRD PARTIES.

     We expect to be totally dependant upon third-party providers to enable us to engage in all of our business activities. Such parties may include, but may not be limited to, consultants engaged to provide reserve calculations, production optimization, and seismic interpretation; production equipment designers, production equipment suppliers and third party drilling contractors. We will not have the independent ability to transact any of the business that we expect to undertake. Accordingly, we will be required to establish and maintain strategic relationships with a wide array of third party providers in order to engage in any meaningful business activity.
If we are unable to establish and maintain relationships with such third party providers our business prospects will be hurt.

     WE WILL BE SUBJECT TO GOVERNMENT REGULATION.

     We are subject to regulations applicable to businesses generally, and to the myriad of local, national and international laws and regulations directly applicable to oil and gas business. The oil and natural gas industries are particularly subject to regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and decommissioning of a field (including restrictions on production) and, possibly, nationalization, expropriation or cancellation of contract rights. As our business develops we will be required to learn the nature and extent of the laws that may be applicable to us and to assure that we comply with our obligations under such laws. We are not certain of the impact upon us of any existing laws or regulations or the nature or extent of any proposed laws. Likewise, impact of complying with existing or newly created laws and regulations with respect to our business or industry may increase our cost of doing business, change the manner in which we expect to engage in business or otherwise have a detrimental impact upon our business.

     WE ARE FACED WITH SIGNIFICANT ENVIRONMENTAL REGULATION AND
COMPLIANCE.

     We expect to be subject to numerous national and local environmental laws and regulations concerning our operations and activities and products. These laws and regulations may require us to remediate or otherwise redress the effects on the environment of prior disposal or release of chemicals or petroleum substances by us or other parties. In addition, we may have obligations relating to any asset that we may sell. We expect to make provisions for environmental restoration and remediation at the time we determine that a clean-up is probable and the amount of such clean-up is reasonably determinable.

     The extent and cost of future environmental restoration, remediation and abatement programs are inherently difficult to estimate. They depend on the magnitude of any possible contamination, the timing and extent of the corrective actions required and our share of liability relative to that of other solvent responsible parties. The costs of future restoration and remediation could be significant, and may be material to the results of our operations in the period in which they are recognized and may have a material impact on our financial position or liquidity.

     Our operations are also subject to environmental and common law claims for personal injury and property damage caused by the release of chemicals or petroleum substances by us or others. Ther are not known proceedings instituted by governmental authorities, pending or known to be contemplated against us under any international, United States federal, state or local environmental laws.

     We cannot predict future developments, such as increasingly strict requirements of environmental laws and enforcement policies thereunder, that might affect our operations or affect our exploration for new reserves. A risk of increased environmental costs and impacts is inherent in our proposed operations and we are unable to provide any assurance that material liabilities and costs will not be incurred in the future. In general however, due to our size and limited financial capabilities, the occurrence of any of the forgoing risks may materially impact upon our business prospects and results of operations.

     WE HAVE NOT ESTABLISHED RESERVE ESTIMATES.

     We have not yet estimated the extent of any proven oil and gas reserves or the present value of the estimated future revenues attributable to such reserves as to the Wyoming Assets or under the Concession Agreement. As such time, if ever, that we make such an estimate there can be no assurance that we will realize the amounts estimated to be obtainable. Likewise, until such time, if ever, that we acquire additional leases we are unable to estimate any future revenues attributable to any reserves associated with the properties subject to such leases. As a result, our actual revenues, if any, may be substantially different from any estimates that we use in calculating the reserve values. Many other factors over which we have little or no control might lower or preclude recovery from any property which is subject to a lease or an interest in a lease owned by us. These factors include acts of God, income tax laws, oil, gas and mineral prices, and the development of alternative energy sources. In addition, there can be no assurance that we will commence exploration activities or, if commenced, that we will be successful in finding new reserves or, if found, that production in quantities large enough to make the operation profitable will be possible. If we are not able to generate earnings or, if the earnings that we generate vary significantly from that which we anticipate, our business may be seriously impaired and we may be forced to terminate our business.

     WE HAVE LIMITED CONTACTS WITH THE UNITED STATES.

     Although we are incorporated in the State of Nevada, our executive offices are located in Canada and our officers and directors reside in Canada.

     IT MAY BE DIFFICULT TO ENFORCE CIVIL LIABILITIES.

     Notwithstanding the fact that we are a Nevada corporation with required resident offices in the State of Nevada, all of our directors and officers do not reside in the United States and, as a result, it may be difficult to effect service of process upon us and our officers. It may, likewise be difficult to (i) affect enforcement on us, our officers, our directors and our experts in the United States of judgments obtained in United States courts based upon the civil liability provisions of the United States federal securities laws; (ii) affect enforcement in a Canadian court of judgments on us, our officers, our directors and our experts obtained in United States courts based upon the civil liability provisions of the United States federal securities laws; and (iii) commence original actions in a Canadian court to enforce upon us, our officers, our directors and our experts liability based upon the provisions of the United States federal securities laws.

     WE EXPECT TO BE SUBJECT TO SALES PRACTICE REQUIREMENTS THAT
COULD RESULT IN THE INABILITY TO SELL OUR COMMON STOCK IN THE
SECONDARY MARKET.

     Securities Exchange Act Rule 15(g)-9 imposes additional sales practice requirements on the brokers who sell non-exempt securities to persons other than established customers. For transactions covered by the rule, broker-dealers must make a special suitability determination for the prospective investor and receive the prospective investor's written agreement to the transaction prior to the sale. The additional sales practice requirements may ultimately impact the ability to sell our common stock in the secondary market.

     OUR COMMON STOCK IS CURRENTLY CLASSIFIED AS A PENNY STOCK WHICH MAY RESULT IN THE INABILITY TO SELL THE COMMON STOCK IN THE
SECONDARY MARKET.

     Pursuant to Rule 3a51-1 our common stock currently falls within the definition of a Penny Stock. Pursuant to Securities Exchange Act Rule 15g-3, brokers and dealers, prior to effecting a transaction in a Penny Stock, are required to timely undertake disclosures to their customers. These added disclosure requirements may negatively impact upon the ability to sell our common stock in the secondary market.

     THERE IS ONLY A LIMITED PUBLIC MARKET FOR OUR COMMON STOCK AND THE VOLATILITY OF OUR STOCK PRICE IS HIGHLY PROBABLE.

     There is only a limited public trading market currently existing for the our common stock, and we can not be certain that an active trading market for our common stock will be sustained and we can not be certain that market conditions will be such that any of our common stock can be sold or of the price that may be received therefor.

     THE TRADING PRICE OF OUR COMMON STOCK COULD BE SUBJECT TO WIDE FLUCTUATIONS IN RESPONSE TO VARIATIONS IN OUR OPERATING RESULTS, IF ANY, CHANGES IN EARNINGS ESTIMATES BY ANALYSTS, ANNOUNCEMENTS BY US OR BY OUR COMPETITORS AND GENERAL ECONOMIC AND MARKET CONDITIONS.

     Price and volume fluctuations in connection with our common stock may affect the market price for our common stock and may be unrelated to our operating performance or lack thereof.

Item 2.  Plan of Operation.

     Our business efforts for the next twelve months will be centered on the acquisition, either alone or with others, of interests in proved and developed and unproved and undeveloped producing and non-producing oil and gas leases, pursuing development of the Wyoming Assets and, primarily, pursuing, on behalf of Dover Egypt Joint Venture, exploration and exploitation of petroleum and natural gas under the Concession Agreement in the East Wadi Araba Area of the Republic of Egypt.

     We recently concluded the Current Offerings (see, no. 10 under Item 4 of Part II, Recent Sales of Unregistered Securities) whereby we sold 12,000,000 Units (as hereinafter described) and received aggregate offering proceeds in cash of $3,719,900 and the Salna Subscription Note in the amount of $2,280,100. Each Unit included in the Current Offerings consisted of one share of our common stock and one warrant (a "Warrant") to purchase one share of our common stock and was sold at a price of fifty cents per Unit. Each Warrant entitles the holder thereof to purchase one share of our common stock at a price of eighty cents at variable times, but in no event later than December 20, 2002.

     As part of the Current Offerings, Robert Salna, one of our directors and our chief executive officer agreed to purchase 4,560,200 Units and in connection with such purchase Mr. Salna was permitted by us to utilize a promissory note to effect such purchase. Accordingly, Mr. Salna executed a subscription agreement (the "Salna Subscription Agreement") to effect such purchase, and a promissory note (the "Salna Subscription Note") in our favor in the subscription amount of $2,280,100. We and Mr. Salna agreed that neither the Shares nor the Warrants which form a part of the Units purchased by Mr. Salna will be delivered by us to Mr. Salna except in accordance with the terms of the Salna Subscription Note. The principal balance outstanding under the Salna Subscription Note is to be paid by Mr. Salna to us in eight (8) equal monthly installments (each, an "Installment") of principal in the amount of $285,012.50, along with accrued interest at the rate of four percent (4%) per annum on the then outstanding principal balance, with the first of such Installments being due on August 16, 2002 and with the remaining Installments being due monthly thereafter on the 16th day of each subsequent month until March 16, 2003. In the event of default under the Salna Subscription Note, interest accrues at the rate of eight percent (8%) per annum. The Salna Subscription Note provides that Mr. Salna shall have no interest whatsoever in such Shares and Warrants until such time as we issue same, and we have agreed, within a commercially reasonable period of time after receipt by us of a payment of by Mr. Salna of any amounts due under the Salna Subscription Note (a "Payment"), to issue to Mr. Salna an amount of Shares and Warrants equal to two (2) such Shares and two
(2) such Warrants for each one dollar ($1.00) of any such Payment. The Salna Subscription Note further provides that should Mr. Salna fail to pay any Installment under the Salna Subscription Note when due, we may, in addition to all remedies provided in the Salna Subscription Note, exercise any and all remedies available to use under the Salna Subscription Agreement.

     After payment of the expenses associated with the Current Offerings and after collection of the proceeds of the Salna Subscription Note, but without reflecting any proceeds in the event of the exercise of any of the Warrants, we expect the net proceeds from the Current Offerings to be approximately $5,640,160. We have paid $359,840 in finder's fees to nine (9) third parties, Steve Saunders, Diatech Consulting, Gail Russell, NMM Global Investment, Inc., Raymond James LPD, Ted Murphy, Tinamilu Holdings, Ltd., Raphi Shram and Y. Warszawska. None of such finder's are affiliated with us or any of our officers or directors. Tinamilu Holding, Ltd. is, however, one of our shareholders owning 500,000 shares of our common stock and we have, also, entered into two consulting agreements with Tinamilu. In connection with the Current Offering and as of the date hereof, $885,037 has been paid by Mr. Salna under the Salna Subscription Note leaving a balance of $1,425,063 to be paid thereunder. Accordingly, as of the date hereof we received $4,215,097 in net proceeds of the Current Offering and we expect to receive the balance of $1,425,063 due from Mr. Salna under the Salna Subscription Note in accordance with its terms.

     We recently concluded an additional offering (the "Additional Current Offering") of our common stock to one party (see, no. 12 under Item 4 of Part II, Recent Sales of Unregistered Securities) whereby we sold 1,000,000 Units (as hereinafter described) and received aggregate offering proceeds of $500,000.00. Each Unit included in the Additional Current Offering consisted of one share of our common stock and one warrant (a "Warrant") to purchase one share of our common stock and was sold at a price of fifty cents per Unit. Each Warrant entitles the holder thereof to purchase one share of our common stock at a price of eighty cents at variable times, but in no event later than December 20, 2002.

     After payment of the expenses associated with the Additional Current Offering, but without reflecting any proceeds in the event of the exercise of any of the Warrants, we expect the net proceeds from the Additional Current Offering to be approximately $450,000. We expect to pay $50,000 in finder's fees to one (1) third party, Oury Ymar. Such finder is not affiliated with us or any of our officers or directors.

     We intend to use the proceeds of the Current Offerings and the Additional Current Offering to meet current commitments under the Option Agreement and the Dover Egypt Joint Venture Agreement, which will enable the Dover Egypt Joint Venture to undertake certain exploration phase drilling commitments under the Concession Agreement. Additionally, we believe that we have sufficient funds to pay our current operating expenses, including but not limited to our legal and accounting expenses to comply with our reporting obligations to the SEC and annual fees in the amount of $150.00 to the State of Florida.

     Our executive officers are our only current employees, and they are also employed by third-party companies. As a result our executive officers devote only that portion of their time that they deem necessary to our affairs. Our plans regarding the hiring of additional employees depends upon the development of our business and our financial position, existing from time to time.

     Pursuant to a promissory note in favor of Robert Salna, we were indebted to Mr. Salna in the amount of $121,500. Our obligation to Mr. Salna was recently satisfied. In connection with the Current Offerings, Mr. Salna is indebted to us as a result of the Salna Subscription Note, and we expect that Mr. Salna will timely satisfy his obligation to us. In addition, we believe that Mr. Salna is willing, from time to time, to loan needed funds, in an aggregate amount not to exceed $500,000 (each, a "Working Capital Loan"), to us for period not to exceed 120 days without the necessity of our providing collateral therefor, subject to our agreement to pay a reasonable rate of interest. No assurance can be provided, however, the Mr. Salna will make any such Working Capital Loan to us, when and if such a loan is required, or if Mr. Salna agrees to make any such Working Capital Loan that the terms and conditions thereof will be those as described above.

Item 3.  Description of Property.

     Our offices are located at 10225 Yonge Street, Richmond Hill, Ontario L4C 3B2 Canada. Currently, these facilities are provided to us by of our executive officers without charge, but such arrangement may be cancelled at anytime without notice.

     Our only other properties consists of the Wyoming Asset and our rights under the Dover Egypt Joint Venture Agreement and the Option Agreement as to the Concession Agreement.

     Until Phillips Petroleum disposes of its interest in the oil and gas leases or otherwise determines how to proceed thereunder, we are unable to reliably determine the nature or extent of the Wyoming Asset, including but not limited to the value, if any, thereof.

     The Concession Agreement gives the Optionor the exclusive concession for the exploration of petroleum and natural gas in and throughout the East Wadi Araba Area (the "Area"). The Area is located in the Gulf of Suez, covers 393 square kilometers and is part of the sovereign territory of the Arab Republic of Egypt. The concession granted under the Concession Agreement was previously owned by a multinational oil company, but was relinquished to the Arab Republic of Egypt in at various times pursuant to the concession agreement between that oil company and the Arab Republic of Egypt. The Egyptian General Petroleum Corporation has indicated to us that certain amounts were expended by British Gas on seismic work within the Area. We believe this information to be reliable as the Egyptian General Petroleum Corporation had a prior business relationship with British Gas. This seismic work is 2 dimensional and, after the review thereof by Dover Egypt Joint Venture, Dover Egypt Joint Venture has identified 10-priority drill targets. Of the ten such targets, Dover Egypt Joint Venture expects that the first two locations will be drilled to respective depths of approximately 6,000 feet and 7,000 feet in order test several targets. The first drilling structure is expect to be approximately 1.5 kilometers from an existing producing field. There can be no assurance that Dover Egypt Joint Venture will be commence or continue any drilling activity or if such activity is commenced that it will be successful or that any recoverable reserves will be located.

     The Concession Agreement was awarded by the Government of Egypt based upon a competitive bidding process. It is a production sharing contract and obligates the concession holder to carry out an exploration program over a specific time period and to spend a minimum amount to fulfil work obligations and develop any economic discoveries within the area. If production is established, the concession holder can recover exploration and development expenditures out of the oil production, with the remaining revenues divided in accordance with the terms of the Concession Agreement.

     The Area

     The largest five fields within the Gulf of Suez Sedimentary Rift Basin have produced close to five billion barrels of oil since 1957. The sediments in the main deposit centers are widely distributed at levels of different geological times featuring favorable petro-physical characteristics. Dover Egypt Joint Venture has no entitlement whatsoever in connection with any described producing property and the proximity of the area that is the subject of the Concession Agreement to any producing field can not be relied upon as assuring Dover Egypt Joint Venture of any economic recovery whatsoever.

     The geologic sequence can be divided into two distinct stratigraphic and structural units: The Pre-rifting (Pre-Miocene) system and the Rifting (Miocene) system. The reservoirs in the Area with the most potential are the Belayim, Kareem, Rudies and Nubia formations. The Warda (Zaafarana) Oil Field is located on the northern border of the Area. The Warda Field is producing oil from seven separate intervals in the Belayim, Kareem and Rudies formations. The Warda Field comprises 9 wells and production had reached 22,000 barrels per day of 24-29 API oil. Dover Egypt Joint Venture has no entitlement whatsoever in connect with any described producing property within the Warda Field and the proximity of the area that is the subject of the Concession Agreement to the Warda Field can not be relied upon as assuring Dover Egypt Joint Venture of any economic recovery whatsoever.

     Dover Egypt Joint Venture expects that its first drilling target will be located approximately 20 kilometers north of the Assran Field (the "First Target"). The structural area closure of the First Target covers approximately 5 square kilometers and the vertical closures at the Eocene carbonates is about 200 feet. Potential oil zones are anticipated in Belayim-Nullipore dolomites and Nukhul limestones. The total depth to the basement is forecasted to be at approximately 6,500 feet, the water depth is forecasted at a maximum of 20 meters and the dry hole cost is approximately US$1,750,000. Additionally, US$250,000 is expected to be required for completion. To develop the field, it is anticipated that 5 wells will be required using two mono-podes as production bases, and production will necessitate building an approximate 2-kilometer tie line to an existing onshore pipeline. No assurance can be provided, however, that Dover Egypt will commencing drilling, or that if drilling is commenced that any recoverable reserves will be located.
 Likewise, even if recoverable reserves are located no assurance can be provided as to the amount thereof or the economic feasibility associated with the production thereof.

     Dover Egypt Joint Venture expects that its second drilling target will be located approximately 1.75 kilometers southwest of the Warda Field (the "Second Target"). The Second Target is approximately 1,500 to 2,500 feet structurally higher than the Warda Field and the structural area closure is less than that of the Warda Field covering approximately 4 square kilometers. The Second Target is structurally closed at all levels down to the basement and presents the most logical position to trap any migrating hydrocarbons. Potential oil zones are anticipated in Belayim, Kareem, Rudies, Nubia and fractured Basement. The total depth to the basement is forecasted to be at 6000 feet, the water depth is forecasted at a maximum 22 meters and the dry hole cost is approximately US$1,750,000. Additionally, US$250,000 is expected to be required for completion. To develop the field, five wells are expected to be required using two mono-podes as production bases, and production will necessitate building an approximate 2-kilometer tie line to an existing onshore pipeline. No assurance can be provided, however, that Dover Egypt will commencing drilling, or that if drilling is commenced that any recoverable reserves will be located. Likewise, even if recoverable reserves are located no assurance can be provided as to the amount thereof or the economic feasibility associated with the production thereof.

     The Concession Agreement. The Concession Agreement was passed into Egyptian law on June 18, 2002 and the advertising thereof occurred on approximately July 18, 2002. Time periods under the Concession Agreement begin to run from the date of advertisement of the passage of the Concession Agreement into Egyptian law. The following is a general description of significant provisions of the Concession Agreement:

AREA COVERED:               393 Square
                            Kilometers

EXPLORATION PERIODS:        Three (3 years, 2 years, 2
                            years)

First Exploration Period
(3 years):

  Financial Commitments:    $4,000,000 including a $300,000

                            signature bonus

  Work Commitments:         Drill 2 wells

  Relinquishments(1):       25% of Original
                            Area

Second Exploration Phase
(2 years):

  Financial Commitments:    $4,000,000

  Work Commitments:         Drill 2 wells

  Relinquishments(1):       25% of Original
                            Area

Third Exploration Phase (2
years):

  Financial Commitments:    $4,500,000

  Work Commitments:         Drill 2 wells

  Relinquishments(1):       Remainder of Undeveloped
                            Block

DEVELOPMENT PERIOD:         20 Years (may be extended to a

                            maximum of 35
                            Years)

PRODUCTION SHARING:                EGPC          Dover Egypt
                                                Joint Venture

  Up to  25,000 BOPD or            75%               25%
  Gas Equiv.

  More Than 25,000 BOPD or         80%               20%
  Gas Equiv.

COST RECOVERY:              30% of top line oil revenues is
                            allocated toward cost recovery.
                            Operating costs are recovered
                            quarterly in the same year.
                            Exploration and development
                            capital is recovered on a
                            four-year amortization schedule.

                            After all costs are recovered for
                            the period, excess cost recovery
                            pool is allocated 75% to the
                            Egyptian General Petroleum
                            Corporation and 25% to
                            concession

PRODUCTION BONUSES:         $2,000,000 at a production rate of
                            25,000 BOPD; $4,000,000 at a
                            production rate of 50,000
                            BOPD.

(1) Relinquishments are the undeveloped portions of the Area that are required to be returned to the Arab Republic of Egypt pursuant to the Concession Agreement.

     No assurance can be provided that Dover Egypt will commencing drilling, or that if drilling is commenced that any recoverable reserves will be located. Likewise, even if recoverable reserves are located no assurance can be provided as to the amount thereof or the economic feasibility associated with the production thereof.

Definitions. The following is the exact text of Rule 4-10(a) of Regulation S-X and may be useful to the public.

(a) Definitions. The following definitions apply to the terms listed below as they are used in this section:

     (1) Oil and gas producing activities.

          (i) Such activities include:

               (A) The search for crude oil, including condensate and natural gas liquids, or natural gas ("oil and gas") in their natural states and original locations.

               (B) The acquisition of property rights or properties for the purpose of further exploration and/or for the purpose of removing the oil or gas from existing reservoirs on those properties.

               (C) The construction, drilling and production activities necessary to retrieve oil and gas from its natural reservoirs, and the acquisition, construction, installation, and maintenance of field gathering and storage systems including lifting the oil and gas to the surface and gathering, treating, field processing (as in the case of processing gas to extract liquid hydrocarbons) and field storage. For purposes of this section, the oil and gas production function shall normally be regarded as terminating at the outlet valve on the lease or field storage tank; if unusual physical or operational circumstances exist, it may be appropriate to regard the production functions as terminating at the first point at which oil, gas, or gas liquids are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal.

          (ii) Oil and gas producing activities do not include:

               (A) The transporting, refining and marketing of oil and gas.

               (B) Activities relating to the production of natural resources other than oil and gas.

               (C) The production of geothermal steam or the extraction of hydrocarbons as a by-product of the production of geothermal steam or associated geothermal resources as defined in the Geothermal Steam Act of 1970.

               (D) The extraction of hydrocarbons from shale, tar sands, or coal.

     (2) Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes
(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          (iii) Estimates of proved reserves do not include the following:

               (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

               (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

               (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

               (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

     (3) Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     (4) Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates, for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques Leave been proved effective by actual tests in the area and in the same reservoir.

     Glossary of Additional Geological Terms. The following additional terms are not part of Rule 4-10(a) of Regulation S-X and may be useful to the public:

     Barrel: Equal to 42 U.S. gallons.

     Cretaceous: The final period of the Mesozoic era (after the Jurassic) thought to have covered the span of time between 135 and 65 million years ago.

     Jurassic: The second period of the Mesozoic era (before the Cretaceous) thought to have covered the span of time between 190 and 135 million years ago.

     License: Formal or legal permission to explore for oil and gas in a specified area.

     Sandstones: A medium grained rock composed dominantly of sand sized grains held together by a fine-grained material of cementing agent.

     Sedimentary rock: A rock resulting from the consolidation of loose sediment that has accumulated in layers.

     Sediments: Solid fragmental materials that originates from the weathering of rocks and is transported or deposited by air, water, or ice and that forms in layers on the earth's surface in a loose unconsolidated form; e.g., sand and gravel.

     Shales: A fine-grained rock formed by the consolidation of clay, silt, or mud.

     Siltstones: A fine-grained rock composed predominantly of silt sized grains held together by a fine grained material or cementing agent.

Item 4.  Security Ownership and Certain Beneficial Owners and
Management.

     On October 18, 2002, after giving effect to the issuance of our common stock in connection with the acquisition of Slaterdome and Dover Egypt and after giving effect to the issuance of 7,439,800 shares our common stock in connection with the Current Offerings, 1,000,000 shares of our common stock in connection with the Additional Current Offering and 100,000 shares in connection with our acquisition of Alberta, Ltd., but without giving effect to the issuance of our common stock to Mr. Salna as payments are made under the Salna Subscription Note or the exercise of any of the Warrants issued in connection with the Current Offerings or the Additional Current Offering, we had 45,076,061 shares of our common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of our common stock as of October 18, 2002 of (1) each person who is know to us to own beneficially more than 5% of our common stock, (2) each of our directors and officers and (3) all of our directors and officers as a group:

     Name and Address of          Amount of      Approximately
       Beneficial Owner           Beneficial       Percent of
                                 Ownership (1)      Class (1)

Carn Associates Ltd.(3)                3,000,000             6.65
12 Chapel Street
Canton, New York 13617

Deevale Limited(4)                     3,000,000             6.65
1113 Russell Drive
Highland Beach, Florida 33487

Allan Ibbitson                         1,000,000             2.21
446 Castlefield Avenue
Toronto, Ontario M5N 1L5
Canada


Ted McKechnie                            250,000             0.55
496 Drake Circle
Waterloo Ontario N2T 1L1
Canada

Robert Salna(5)                        9,300,000            19.16
10225 Yonge Street
Richmond Hill, Ontario  L4C
3B2
Canada

All directors and officers as         10,550,000            23.40
a group(2)



(1) Unless otherwise noted below, we believe that all persons named in the table have sole voting and investment power with respect to all shares of our common stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the
conversion of convertible securities.   Each beneficial owner's
percentage ownership is determined by assuming that any such warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from June 18, 2002, have been exercised.

(2) Robert Salna, Allan Ibbitson and Ted McKechnie are our officers and directors.

(3)Voting control over the shares owned by Carn Associates Ltd. is exercised by David Karrn as the trustee of the Longshore Trust.

(4)Voting control over the shares owned by Deevale Limited is exercised by Mr. Andrew Hardman.

(5)Excludes 4,560,200 of our shares that will be issued to Mr. Salna as payments are made under the Salna Subscription Note. If such shares were issued Mr. Salna would own approximately 27.92% or our common stock and the directors and officers as a group would own approximately 30.46% of our common stock.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The following sets forth information with respect to our current executive officers and directors. Each director holds such position until our next annual meeting of shareholders and until such party's respective successor has been elected and qualifies. Any of our directors may be removed with or without cause at any time by the vote of the holders of not less than a majority of our then outstanding common stock. Other than as otherwise provided in any employment agreement, officers are elected annually by our board of directors. Any of our officers may be removed with or without cause at any time by our board of directors.

Name                        Positions with the Company
                    Age

Allan Ibbitson              Director, Vice President and Chief
                    48      Financial Officer

Ted McKechnie               Director, President and Secretary
                    54

Robert Salna                Director and Chief Executive Officer
                    46

     Allan Ibbitson has been our Vice President and Chief Financial Officer and a director since January 17, 2002. Commencing September 1999 and continuing to the present, Mr. Ibbitson serves as president of Allan Ibbitson & Associates, Ltd., a corporate finance and management consulting enterprise. From September 1999 through September 1998, Mr. Ibbitson was employed by the firm of Thomson Kernaghan & Co. Limited, Toronto, Canada where he had responsibility for institutional sales and corporate finance matters. From August 1998 through February 1998, Mr. Ibbitson was employed by the firm of Taurus Capital Markets Toronto, Canada in the Mining and Metals Group where he had responsibility for institutional sales. From February 1998 through April 1996, Mr. Ibbitson served as a corporate finance associate with C.M. Oliver, Toronto, Canada where he had responsibility for initiating due diligence investigation for new projects and clients.

     Ted McKechnie has been our President, Secretary and a director since 1999. Commencing during 1998 and continuing currently, Mr. McKechnie serves as President and CEO of William Davies Consulting, Inc., a consulting firm specializing in business integration, rightsizing, turnaround, new business start up, marketing and sales matters. From 1994 through 1998, Mr McKechnie served as president and chief operating officer of Humpty Dumpty snack Foods Ltd., of Canada.

     Robert Salna has been our Chief Executive Officer and a director since January 17, 2002. From 1999 and continuing currently Mr. Salna serves as chief executive officer and managing director of Dover Investments Limited, Toronto, Canada, a company that purchased the operator's interest in the Ras El Ush, Egypt oil field from Marathon Oil Company Limited of Houston Texas. Mr. Salna is the sole shareholder of Dover Investments Limited. In 1998, Mr. Salna was one the founders of Perial Ltd., a Canadian publicly traded company involved in the oil and natural gas business. Since 1980 and continuing currently Mr. Salna serves as President of P. Salna Company Limited, Toronto, Canada, a land surveying firm started by Mr. Salna's father.

     Our Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified. Our Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and have qualified.

Item 6.  Executive Compensation.

     The following tables set forth information with respect to the compensation received for the years ended December 31, 2001 and 2000 by our executive officers and our other most highly compensated individuals. Except as otherwise described herein, no compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer or director during the years ended December 31, 2001 or 2000.

Name and Principal Position  Year          Annual
                                        Compensation

                                   Salary    Bonus     Other

Ted Mckechnie, Chief
Executive Officer,           2000    $120,000   $30,000        $0
President, Secretary and
Director

Ted Mckechnie, Chief
Executive Officer,           2001          $0        $0        $0
President, Secretary and
Director

Allan Ibbitson, Vice
President, Chief Financial   2000          $0        $0        $0
Officer and Director

Allan Ibbitson,  Vice
President, Chief Financial   2001          $0        $0        $0
Officer and Director

Robert Salna, Chief
Executive Officer and        2000          $0        $0        $0
Director

Robert Salna, Chief
Executive Officer and        2001          $0        $0        $0
Director

     STOCK OPTIONS GRANTED IN 2001 FISCAL YEAR

          None

Item 7.  Certain Relationships and Related Transactions.

     1.  Slaterdome

     On September 21, 2001, we concluded the Slaterdome Share Exchange transaction with all of the shareholders of Slaterdome whereupon Slaterdome became our wholly owned subsidiary. The total consideration paid by us in connection with the acquisition of Slaterdome was $605,000. At the time we concluded the Slaterdome Share Exchange transaction, Robert Salna owned 8,300,000 shares of the 18,350,000 shares of Slaterdome then outstanding and Allan Ibbitson owned 500,000 of the 18,350,000 shares of Slaterdome then outstanding. On January 17, 2002, Mr. Salna and Mr. Ibbitson became members of our board of directors.

     2.  Dover Egypt

     On March 31, 2002, we concluded a voluntary share exchange transaction with all of the shareholders of Dover Egypt whereupon Dover Egypt became our wholly owned subsidiary. The total consideration paid by us in connection with the acquisition of Dover Egypt was $800,000. At the time we concluded the Dover Egypt Share Exchange transaction, Robert Salna owned 1,000,000 shares of the 1,600,000 shares of Dover Egypt then outstanding and Allan Ibbitson owned 500,000 shares of the 1,600,000 shares of Dover Egypt then outstanding.

     3.  Dover Egypt Joint Venture

     Dover Egypt owns 50% of the partnership interests of Dover Egypt Joint Venture. Robert Salna, our chief executive officer and one of our directors and the owner of approximately 19 percent (28 percent, assuming issuance of all of the shares of our common stock upon payment in full of the Salna Subscription Note) of our common stock, individually owns a fifteen percent interest in Dover Egypt Joint Venture. Dover Egypt Joint Venture is a party to the Option Agreement and, pursuant thereto, has the right to acquire the interest of Dover Investments Limited in and to the Concession Agreement. Robert Salna owns and controls Dover Investments Limited.

     As a result of our acquisition of Alberta, Ltd., we own 6.25% of the interests in Dover Egypt Joint Venture. We expect to transfer such interest to Dover Egypt, whereupon Dover Egypt will own 56.25 % of the interests in Dover Egypt Joint Venture, and thereafter to dissolve Alberta Ltd. We are in the process of seeking legal and tax advice as to the advisability of undertaking such a transfer and dissolution and we can provide no assurance that such a transfer and dissolution will be so undertaken. If we do not undertake the transfer of such interest to Dover Egypt will expect to continue hold such interest in Alberta, Ltd.

     4.  Consulting Agreements with Tinamilu

     On September 1, 2000 we entered into a consulting agreement with Tinamilu Holdings Limited. Pursuant to the consulting agreement, Tinamilu agreed to identify and introduce us to viable oil and gas projects. Tinamilu was responsible for introducing us to the Wyoming Asset and currently is assimilating information on and preparing acquisition packages in connection with other available world wide oil and gas production properties. We agreed to pay consulting fees, in the amount of $100,000.00 to Tinamilu. The consulting fees are payable in 2 equal installments in the amount $50,000.00 each. The first of installment was paid on December 31, 2001 and the second installment is due to be paid on September 30, 2002. Tinamilu is one of our shareholders and owns approximately 1.1% of our common stock.

     On April 1, 2002, we entered into a second consulting agreement with Tinamilu Holdings Limited. Pursuant to the second consulting agreement, Tinamilu agreed to provided us with consulting services in connection with our oil and gas projects. We agreed to pay consulting fees, in the amount of $200,000.00 to Tinamilu. The consulting fees have been paid Tinamilu is one of our shareholders and owns approximately 1.1% of our common stock.

Item 8.  Description of Securities.

     Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.001 per share and 100,000,000 shares of preferred stock, par value $.001 per share.

     On December 17, 1999 (the "Split Date"), pursuant to a corporate resolution of our Board of Directors dated December 17, 1999, we undertook a three for one division of our common stock (the "1999 Split"). We notified our transfer agent of the 1999 Split, and for all purposes, we have, since the Split Date, reflected the occurrence of the 1999 Split. We recently determined that we neglected to file appropriate documents with the Secretary of State of the State of Nevada to reflect the 1999 Split. Accordingly, on April 18, 2002 we filed a certificate with the Secretary of State of the State of Nevada reflecting the 1999 Split as of the Split Date. Accordingly, all references to our common stock outstanding set forth in this Form 10-SB reflect the occurrence of the 1999 Split on and as of the Split Date. The State of Nevada did not impose any penalty upon us for the late filing of the appropriate documents associated with the 1999 Split.

     The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts, if any, as our Board of Directors from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of the common stock are not entitled to preemptive rights, and the common stock is not subject to conversion or redemption.

     The preferred stock may be issued from time to time in one or more series, each such series to have distinctive serial designations as shall be determined in a resolution or resolutions providing for the issue of such preferred stock from time to time adopted by our Board of Directors. Each series of preferred stock may have such number of shares; may have such voting powers, full or limited, or may be without voting power; may be redeemable or convertible at such time or times and at such prices; may entitle the holders thereof to receive distributions calculated in any manner, including but not limited to dividends, which may be cumulative, non-cumulative or partially cumulative; at such rate or rates, on such conditions, from such date or dates, at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of shares; may have such preference over any other class of shares with respect to distributions, including but not limited to dividends and distributions upon our dissolution; may be made convertible into, or exchangeable for, shares of any other class or classes (except the class having prior or superior rights and preferences as to the dividends or distribution assets upon liquidation) or of any other series of the same or any other class or classes of our shares at such price or prices or at such rates of exchange, and with such adjustments; may be entitled to the benefit of a sinking fund or purchase fund to be applied to the purchase or redemption of shares of such series in such amount or amounts; may be entitled to the benefit of conditions and restrictions upon the creation of our indebtedness or the indebtedness of any subsidiary, upon the issue of any additional shares (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by us or any subsidiary of us of any of our outstanding shares; and may have such other relative, participating, optional or other special rights, and qualifications, limitations or restrictions all as may be stated in said resolution or resolutions providing for the issuance of such preferred stock.

     We may become subject to the control-share acquisition and affiliated transaction provisions of the Nevada General Corporation Law. Those provisions could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offer. Those provisions may also discourage bids for our common stock at a premium over the market price.

                               PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Other Shareholder Matters.

     Our common stock is currently quoted through the Electronic
Quotation Service provided by the Pink Sheets LLC ("Pink Sheets") under the symbol "DVPC".

     As of December 17, 1999, we undertook a three for one division of our common stock. On July 17, 2000, we amended our articles of incorporation and changed our name to At Home Holdings, Inc. On September 18, 2001, we, again, amended our articles of incorporation to change our name to Dover Petroleum Corp. and to change our authorized capital to 600,000,000 shares, 500,000,000 shares of which are designated as $.001 par value common shares and 100,000,000 shares of which are designated as $.001 par value preferred shares.

     Limited trading of our common stock has occurred over the past two years.

     The following table set forth below lists the range of high and low bids for our common stock for each fiscal quarter for the last two fiscal years and the first three quarters of our current fiscal year as reported by the Pink Sheets. The prices in the table reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

Bids for Common Stock as Reported by Pink
Sheets

                                      High         Low
                                      ====         ===

Period Ended September 30, 2002

First Quarter                         $1.95        $1.87

Second Quarter                        $1.14        $1.07

Third Quarter                         $0.83        $0.80

Period Ended December 31, 2001

First Quarter                         $.17         $.07

Second Quarter                        $.60         $.17

Third Quarter                         $.60         $.40

Fourth Quarter                        $.60         $.40

Period Ended December 31, 2000

First Quarter                         $1.75        $1.00

Second Quarter                        $1.50        $.50

Third Quarter                         $.70         $.05

Fourth Quarter                        $.40         $.05



     As of October 15, 2002 the average of the closing bid and asked price for our common stock as reported by the Pink Sheets was $0.58 As of October 15, 2002, we had approximately 380 shareholders of record.

     We have never paid a cash dividend on our common stock. It is our present policy to retain earnings, if any, to finance the development and growth of our business. Accordingly, we do not anticipate declaring any cash dividends in the foreseeable future.

     Our common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchase and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer broker-dealers to be willing to make a market and may affect the level of news coverage received by us.

     Our transfer agent for our common stock is Liberty Transfer
Company, Huntington, New York.

Item 2.  Legal Proceedings.

     As described in Item 1 hereof, we were a party to the Phillips Litigation. The Phillips Litigation was resolved in accordance with the Settlement Agreement. All amounts due under the Settlement Agreement have been paid and the Phillips Litigation has been dismissed with prejudice. We are not, otherwise, a party to any legal proceedings.

Item 3.  Changes in and Disagreements With Accountants.

     On March 7, 2002, we engaged Samuel Klein and Company to audit our financial statements. Prior to the engagement of Samuel Klein and Company we did not audit our financial statements.

Item 4.  Recent Sales of Unregistered Securities.

     Since July 9, 1998 we issued our securities in the manner indicated below for cash or other consideration without registration under the Securities Act of 1933, as amended (the "Securities Act"). We did not make any general solicitation in connection with any of the following issuances of our securities.

     1. During September, 1997 we issued 1,000,000 shares of common stock (3,000,000, after giving effect to the 1999 Split) to one party (our "Founder") for an aggregate of $300.00 in cash. There were commissions or discounts associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Securities Act of 1933, as amended (the "Act") with respect to the common stock so issued pursuant to Section 4(2) thereof inasmuch as no public offering was involved. Our Founder made an informed investment decision based upon negotiation with us and had access to material information regarding us. We believe that our Founder had knowledge and experience in financial matters such that he was capable of evaluating the merits and risks of acquisition of our securities. The certificates representing the shares issued pursuant to the foregoing bear an appropriate legend restricting the transfer of such shares, except in accordance with the Securities Act.

     2. During July, 1998 we issued 1,028,000 shares of common stock (3,084,000, after giving effect to the 1999 Split) to thirty four accredited parties for an aggregate of $14,850.00. There were no commissions or discounts associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Regulation D, Rule 504 thereunder. Each of the parties to whom securities were issued in connection with the foregoing, made an informed investment decision based upon negotiation with us and was provided access to material information regarding us. We believe that all parties that acquired our securities pursuant to the foregoing had knowledge and experience in financial matters such that they were capable of evaluating the merits and risks of acquisition of our securities.

     3. During August, 1999 we issued 300,000 shares of common stock (900,000, after giving effect to the 1999 Split) to thirty parties for an aggregate of $90,000. There were no commissions or discounts associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Regulation D, Rule 504 thereunder. Each of the parties to whom securities were issued in connection with the foregoing, made an informed investment decision based upon negotiation with us and was provided with access to material information regarding us. We believe that all parties that acquired our securities pursuant to the foregoing had knowledge and experience in financial matters such that they were capable of evaluating the merits and risks of acquisition of our securities.

     4. During the February 2000, we issued 900,000 shares of our common stock to three Non-U.S. Persons for an aggregate of $900,000 (the "February 2000 Offering"), and we issued 82,000 shares of our common stock to a Non-U.S Person to cover the costs and expenses of the February 2000 Offering. Except for the forgoing, no commissions or discounts associated with such issuance of our common stock, and such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Regulation S promulgated thereunder. Each of the parties to whom securities were issued in connection with the foregoing, made an informed investment decision based upon negotiation with us and was provided with access to material information regarding us. We believe that all parties that acquired our securities pursuant to the foregoing had knowledge and experience in financial matters such that they were capable of evaluating the merits and risks of acquisition of our securities. All certificates representing the shares issued pursuant to the foregoing bear an appropriate legend restricting the transfer of such shares, except in accordance with the Securities Act.

     5. During the third quarter of 2000, we issued 375,000 shares of our common stock to six Non-U.S. Persons for an aggregate of $375,000 (the "Third Quarter 2000 Offering"), There were no commissions or discounts associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Regulation S promulgated thereunder. Each of the parties to whom securities were issued in connection with the foregoing, made an informed investment decision based upon negotiation with us and was provided with access to material information regarding us. We believe that all parties that acquired our securities pursuant to the foregoing had knowledge and experience in financial matters such that they were capable of evaluating the merits and risks of acquisition of our securities. All certificates representing the shares issued pursuant to the foregoing bear an appropriate legend restricting the transfer of such shares, except in accordance with the Securities Act.

     6. During the third quarter of 2000, we issued 163,161 shares of our common stock to 7 parties in settlement of outstanding debt
in the amount of $163,161.   There were no commissions or discounts
associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Section 4(2) thereof inasmuch as no public offering was involved. Each of the parties to whom securities were issued in connection with the foregoing, made an informed investment decision based upon negotiation with us and was provided with access to material information regarding us. We believe that all parties that acquired our securities pursuant to the foregoing had knowledge and experience in financial matters such that they were capable of evaluating the merits and risks of acquisition of our securities. All certificates representing the shares issued pursuant to the foregoing bear an appropriate legend restricting the transfer of such shares, except in accordance with the Securities Act.

     7. During the fourth quarter of 2000, we issued 8,000,000 shares of our common stock to two Non-U.S. Persons for an aggregate of $150,000 in cash and in settlement of outstanding debt in the amount of $250,000 (the "Fourth Quarter 2000 Offering"), There were no commissions or discounts associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Regulation S promulgated thereunder. Each of the parties to whom securities were issued in connection with the foregoing, made an informed investment decision based upon negotiation with us and was provided with access to material information regarding us. We believe that all parties that acquired our securities pursuant to the foregoing had knowledge and experience in financial matters such that they were capable of evaluating the merits and risks of acquisition of our securities. All certificates representing the shares issued pursuant to the foregoing bear an appropriate legend restricting the transfer of such shares, except in accordance with the Securities Act.

     8. During the first quarter of 2001, we issued 95,000 shares of our common stock to seven parties in settlement of outstanding debt in the amount of $95,000. There were no commissions or discounts associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Section 4(2) thereof inasmuch as no public offering was involved. Each of the parties to whom securities were in connection with the foregoing, made an informed investment decision based upon negotiation with us and was provided with access to material information regarding us. We believe that all parties that acquired our securities pursuant to the foregoing had knowledge and experience in financial matters such that they were capable of evaluating the merits and risks of acquisition of our securities. All certificates representing the shares issued pursuant to the foregoing bear an appropriate legend restricting the transfer of such shares, except in accordance with the Securities Act.

     9. On September 21, 2001, we concluded a voluntary share exchange transaction with all of the shareholders of Slaterdome whereupon Slaterdome became our wholly owned subsidiary. At the time we concluded the share exchange transaction, 18,350,000 shares of Slaterdome common stock was outstanding and was held by 9 shareholders (the "Slaterdome Shareholders"). Robert Salna was a Slaterdome Shareholder and owned 8,300,000 Slaterdome shares, Allan Ibbitson was a Slaterdome Shareholder and owned 500,000 Slaterdome shares and the remaining 9,550,000 Slaterdome shares were owned by unrelated third parties. We and the Slaterdome Shareholders engaged in arms length negotiations and ultimately agreed to exchange one of our shares of common stock for each one share of Slaterdome common stock outstanding. On January 17, 2002, Mr. Salna and Mr. Ibbitson became members of our board of directors. We made such issuances in reliance upon Section 4(2) of the Securities Act. Each of the parties to whom securities were issued in connection with the foregoing, made an informed investment decision based upon negotiation with us and was provided with access to material information regarding us. We believe that all parties that acquired our securities pursuant to the foregoing had knowledge and experience in financial matters such that they were capable of evaluating the merits and risks of acquisition of our securities. All certificates representing the shares issued pursuant to the foregoing bear an appropriate legend restricting the transfer of such shares, except in accordance with the Securities Act.

     10. On March 30, 2002, our board of directors authorized us to offer (collectively, the "Current Offerings") and sell up to 12,000,000 units (the "Units") which Units consist of 12,000,000 shares of our common stock (the "Shares") and warrants (the "Warrants") to acquire an additional 12,000,000 shares of our common stock pursuant to the provisions of Regulation D, Rule 506 under the Securities Act (the "Recent Regulation D Offering") solely to Accredited Investors (as such term is defined under the Act) and to non U.S. Persons (as such term is defined under the Act) pursuant to the provisions of Regulation S under the Securities Act (the "Recent Regulation S Offering"). Each Unit included in the Current Offerings consisted of one Share and one Warrant and was sold at a price of fifty cents per Unit. Each Warrant entitles the holder thereof to purchase one share of our common stock at a price of eighty cents at variable times, but in no event later than December 20, 2002. One of the purchasers under the Current Offerings was, Robert Salna, one of our directors and our chief executive officer, and Mr. Salna purchased 4,560,200 Units and executed the Salna Subscription Note in our favor in the amount of $2,280,100. As part of the Current Offerings we sold 12,000,000 Units and received aggregate cash offering proceeds of $3,719,900 and the Salna Subscription Note in the amount of $2,280,100. We paid finder's fees in the amount of $359,840 to nine (9) third parties, none of whom are affiliated with us or any of our officers or directors, and other than such finder's fees no commissions or discounts were associated with such issuance of our common stock. Each of the parties to whom securities were issued in connection with the foregoing, made an informed investment decision based upon negotiation with us and was provided with access to material information regarding us. We believe that all parties that acquired our securities pursuant to the foregoing had knowledge and experience in financial matters such that they were capable of evaluating the merits and risks of acquisition of our securities. All certificates representing the shares issued pursuant to the foregoing bear an appropriate legend restricting the transfer of such shares, except in accordance with the Securities Act.

     11. On March 31, 2002, we concluded a voluntary share exchange transaction with all of the shareholders of Dover Egypt whereupon Dover Egypt became our wholly owned subsidiary. At the time we concluded the share exchange transaction, 1,600,000 shares of Slaterdome common stock was outstanding and was held by 3 shareholders (the "Dover Egypt Shareholders"). Robert Salna was a Dover Egypt Shareholder and owned 1,000,000 Dover Egypt shares, Allan Ibbitson was a Dover Egypt Shareholder and owned 500,000 Dover Egypt shares and the remaining 100,000 Dover Egypt shares were owned by our legal counsel, Edward H. Gilbert. We and the Dover Egypt Shareholders agreed to exchange one of our shares of common stock for each one share of Dover Egypt common stock outstanding. At the time of such negotiations our board of directors consisted of three members, one of which was Mr. Salna and one of which was Mr. Ibbitson, both of whom were Dover Egypt Shareholders. Our board of directors, however, agreed unanimously to undertake the share exchange transactions with the Dover Egypt shareholders. We issued our shares to the Dover Egypt shareholders without registration under the Securities Act in reliance upon Section 4(2) thereunder. Each of the parties to whom securities were issued in connection with the foregoing, made an informed investment decision based upon negotiation with us and was provided with access to material information regarding us. We believe that all parties that acquired our securities pursuant to the foregoing had knowledge and experience in financial matters such that they were capable of evaluating the merits and risks of acquisition of our securities. All certificates representing the shares issued pursuant to the foregoing bear an appropriate legend restricting the transfer of such shares, except in accordance with the Securities Act.

     12. On October 9, 2002, our board of directors authorized us to offer (the "Additional Current Offering") and sell up to 1,000,000 units (the "Units") which Units consist of 1,000,000 shares of our common stock (the "Shares") and warrants (the "Warrants") to acquire an additional 1,000,000 shares of our common stock to non U.S. Persons (as such term is defined under the Act) pursuant to the provisions of Regulation S under the Securities Act (the "Recent Regulation S Offering"). Each Unit included in the Additional Current Offering consisted of one Share and one Warrant and was sold at a price of fifty cents per Unit. Each Warrant entitles the holder thereof to purchase one share of our common stock at a price of eighty cents at variable times, but in no event later than December 20, 2002. As part of the Additional Current Offerings we sold 1,000,000 Units and received aggregate cash offering proceeds of $500,000. We expect to pay finder's fees in the amount of $50,000 to one (1) third party who is not affiliated with us or any of our officers or directors, and other than such finder's fees no commissions or discounts were associated with such issuance of our common stock. The parties to whom securities were issued in connection with the foregoing, made an informed investment decision based upon negotiation with us and was provided with access to material information regarding us. We believe that all parties that acquired our securities pursuant to the foregoing had knowledge and experience in financial matters such that they were capable of evaluating the merits and risks of acquisition of our securities. All certificates representing the shares issued pursuant to the foregoing bear an appropriate legend restricting the transfer of such shares, except in accordance with the Securities Act.

     13. On October 18, 2001, we concluded the acquisition of Alberta, Ltd. At the time we concluded such acquisition we 100,000 shares of our common stock to one party. We made such issuances in reliance upon Section 4(2) of the Securities Act. The party to whom securities were issued in connection with the foregoing, made an informed investment decision based upon negotiation with us and was provided with access to material information regarding us. We believe that the party that acquired our securities pursuant to the foregoing had knowledge and experience in financial matters such that such party was capable of evaluating the merits and risks of acquisition of our securities. All certificates representing the shares issued pursuant to the foregoing bear an appropriate legend restricting the transfer of such shares, except in accordance with the Securities Act.

Item 5.  Indemnification of Directors and Officers.

     We have agreed to indemnify our executive officers and directors to the fullest extent permitted by the Nevada General Corporation Law. The Nevada General Corporation Law permits us to indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in our own right, by reason of the fact that the person is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. We may indemnify officers and directors in an action by us or in our right under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to us. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, we must indemnify him against the expenses which he actually and reasonably incurred. The indemnification provisions of the Nevada General Corporation Law are not exclusive of any other rights to which an officer or director may be entitled under our bylaws, by agreement, vote, or otherwise.

     Insofar as indemnification arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                               PART F/S

                          Table of Contents

                                                                  Page

Independent Auditors Report                                        F-1

Consolidated Financial Statements

     Consolidated Balance Sheet                                    F-2

     Consolidated Statements of Operations                         F-3

     Consolidated Statements of Stockholders Equity                F-4

     Consolidated Statements of Cash Flows                         F-5

     Notes to Consolidated Financial Statements                    F-6

DOVER PETROLEUM CORP. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
UNAUDITED AS TO JUNE 30, 2002

                     INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Dover Petroleum Corp.
(A Development Stage Company)
10225 Yonge Street
Richmond Hill, Ontario L4C 3B2
Canada

We have audited the accompanying consolidated balance sheets of Dover Petroleum Corp. and its Subsidiaries (A Development Stage Company) as of December 31, 2001 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the period from inception (June 14, 2001) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dover Petroleum Corp. and its Subsidiaries (A Development Stage Company) as of December 31, 2001 and the results of its operations and its cash flows for the period from inception (June 14, 2001) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



SAMUEL KLEIN AND COMPANY
Newark, New Jersey
March 29, 2002 (Except for Note 6
  which is dated April 18, 2002)

                                 F-2
                      CONSOLIDATED BALANCE SHEET

                DOVER PETROLEUM CORP. AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)


ASSETS                                                 June 30, 2002    December 31, 2001
                                                        (Unaudited)

                                                             ----------         ----------

Current Assets:

  Cash and cash equivalents                                  $2,227,184            $59,150

  Prepaid expenses                                              158,621                  -

                                                             ----------         ----------

   Total Current Assets                                       2,385,805             59,150

Property and Equipment(Net)                                       4,321              5,834

Oil Concession Rights                                           800,000                  -

Unproved Mineral Interests in Properties                        945,000            605,000

                                                             ----------         ----------

   Total Assets                                              $4,135,126            669,984

                                                             ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:

  Note payable                                                 $100,000                 $-

  Accounts payables and accrued liabilities                     419,345            459,486

                                                             ----------         ----------

   Total Current Liabilities                                    519,345            459,486

Long-Term Liabilities:

  Stockholder's loan payable                                          -            121,500

                                                             ----------         ----------

   Total Liabilities                                            519,345            580,986

                                                             ----------         ----------

Stockholders' Equity(Deficit):

  Common stock($.001 par value 500,000,000                       48,549             34,949
  shares authorized, 48,549,160 and 34,949,160
  issued and outstanding at June 30, 2002 and
  December 31, 2001, respectively

  Preferred stock($.001 par value 100,000,000 shares authorized, 0 issued and outstanding at June 30, 2002 and December 31, 2001)

  Additional paid-in capital                                  6,551,654            122,618

  Stock subscription receivable                             (2,384,112)                  -

  Foreign currency translation adjustment                         1,662                  -

  Deficit accumulated during the development stage              601,972           (68,569)

                                                             ----------         ----------

   Total Stockholders' Equity                                 3,615,781             88,998

                                                             ----------         ----------

   Total Liabilities and Stockholders' Equity                $4,135,126           $669,984

                                                             ==========         ==========

----------
The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF OPERATIONS

                DOVER PETROLEUM CORP. AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)


                                                  For the Six  Period from  Period from
                                                  Months       Inception    Inception
                                                  Ended June   (June 14,    (June 14,
                                                  30, 2002     2001) to     2001) to
                                                  (Unaudited)  December     June 30,
                                                               31, 2001     2002
                                                                            (Unaudited)

                                                     ----------   ----------    ----------

Revenues                                              $      -     $      -      $      -

                                                     ----------   ----------    ----------

Costs:

 General and administrative expenses                    369,468       58,569       428,037

 Consulting expenses                                    168,379       10,000       178,379

                                                     ----------   ----------    ----------

    Total Costs                                         537,847       68,569       606,416

                                                     ----------   ----------    ----------

Loss from Operations                                  (537,847)     (68,569)     (606,416)

Other Income:

 Interest Income                                          4,444            -         4,444

                                                     ----------   ----------    ----------

Net Loss                                             $(533,403)    $(68,569)    $(601,972)

                                                     ==========   ==========    ==========

Earnings (Loss) Per Share:

  Basic and diluted per share:                          $(0.00)      $(0.00)       $(0.00)

                                                     ==========   ==========    ==========

  Basic and diluted weighted average common          36,624,496   23,883,053    32,721,000
   shares outstanding

                                                     ==========   ==========    ==========


The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
                    DOVER PETROLEUM CORP, AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE COMPANY)

        FOR THE PERIOD INCEPTION (JUNE 14, 2001) TO DECEMBER 31, 2001
            AND FOR THE SIX MONTHS ENDED JUNE 30, 2002 (UNAUDITED)



                    Common      Common     Additional  Deficit    Stock         For-    Total
                    Stock       Stock      Paid-In     Accumu-    Subscrip-     eign    Stock-
                    $0.01       $0.01      Capital     lated      tion          Cur-    holders'
                    Par Value   Par Value              During the Receivable    rency   Equity
                                                       Develop-                 Trans-  (Deficit)
                    Number of   Common                 ment                     lation
                    Shares      Stock                  Stage
                                Amount

                      ----------   --------  ----------  ---------    ----------  ------  ----------

Issuance of Common    17,850,000    $17,850    $161,650         $-            $-      $-    $179,500
Stock to Founding
Shareholders

Issuance of common       500,000        500       4,500          -             -       -       5,000
stock in
connection with
Wyoming asset
purchase

Net Loss for the               -          -           -   (68,569)             -       -    (68,569)
Period Inception
(June 14, 2001) to
December 31, 2001

Reverse Acquisition   16,599,160     16,599    (43,532)          -             -       -    (26,933)

                      ----------   --------  ----------  ---------    ----------  ------  ----------

Balances December     34,949,160     34,949     122,618   (68,569)             -       -      88,998
31, 2001

Unaudited
Quarterly
Information for
the Six Months
Ended June 30,
2002:

  Issuance of          1,600,000      1,600     798,400          -             -       -     800,000
  common stock in
  connection with
  Stock Exchange
  Agreement with
  Dover Egypt I,
  Inc.

  Issuance of         12,000,000     12,000   5,630,636          -   (2,384,112)       -   3,258,524
  common stock
  pursuant to
  private
  placement

  Foreign currency             -          -           -          -             -   1,662       1,662
  translation

  Net loss for                 -          -           -  (533,403)             -       -   (533,403)
  the three
  months ended
  June 30, 2002
  (Unaudited)

                      ----------   --------  ----------  ---------    ----------  ------  ----------

Balances June 30,     48,549,160    $48,549  $6,551,654   $601,972  $(2,384,112)  $1,662  $3,615,781
2002

                      ==========   ========  ==========  =========    ==========  ======  ==========

____________________

The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF CASH FLOWS

                DOVER PETROLEUM CORP. AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)




                                                   For the Six  For the     For the
                                                   Months       Period      Period
                                                   Ended June   Inception   Inception
                                                   30, 2002     (June 14,   (June 14,
                                                                2001) to    2001) to
                                                                December    June 30,
                                                                31, 2001    2002

                                                   ----------   ----------  ----------

Cash Flows from Operating Activities:

 Net loss                                             $(533,403)   $(68,569)   $(601,972)

 Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

  Depreciation                                             1,513           -            -

  Changes in assets and liabilities net of effects from:

   Change in foreign currency translation                  1,662

   (Increase) decrease in prepaid expenses             (158,621)      24,940    (133,681)

   Increase (decrease) in accounts payable              (40,141)    (31,721)     (71,862)

                                                      ----------  ----------   ----------

    Net cash used in operating activities              (728,990)    (75,350)    (807,515)

                                                      ----------  ----------   ----------

Cash Flows from Investing Activities:

 Cash acquired in reverse acquisition                          -     133,500      133,500

 Cost of acquisition of unproved mineral interest              -   (300,000)    (300,000)
 in properties

 Cost of unproved mineral interest in properties       (340,000)           -    (340,000)

                                                      ----------  ----------   ----------

  Net cash used in investing activities               (340,000)    (166,500)    (506,500)

                                                      ----------  ----------   ----------

Cash Flows from Financing Activities:

 Proceeds of note payable                                100,000           -      100,000

 Net proceeds from issuance of common stock            3,258,524     179,500    3,438,024

 Proceeds (repayment) of stockholders' loan            (121,500)     121,500            -

                                                      ----------  ----------   ----------

  Net cash provided by financing activities            3,237,024     301,000    3,538,024

                                                      ----------  ----------   ----------

Net Cash Increase                                      2,168,034      59,150    2,227,184

Cash and Cash Equivalents, beginning of period            59,150           -            -

                                                      ----------  ----------   ----------

Cash and Cash Equivalents, end of period              $2,227,184     $59,150   $2,227,184

                                                      ==========  ==========   ==========

Supplemental Disclosures of Cash Flow Information

 Cash paid during the period for:

  Interest                                                   $ -         $ -          $ -

                                                      ==========  ==========   ==========

  Taxes                                                      $ -         $ -          $ -

                                                      ==========  ==========   ==========

Supplemental Disclosures of Noncash Financing
Activities:

 Stock issued for oil concession rights                 $800,000         $ -     $800,000

                                                      ==========  ==========   ==========

 Stock issued for subscription receivable             $2,384,112         $ -   $2,384,112

                                                      ==========  ==========   ==========

Supplemental Disclosures of Noncash Investing
Activities:

 Fair value of assets acquired, other than cash              $ -    $605,000     $605,000

 Liabilities assumed                                           -   (300,000)    (300,000)

 Common stock issued                                           -     (5,000)      (5,000)

                                                      ----------  ----------   ----------

Cost of acquisition Net of Cash Acquired                     $ -    $300,000     $300,000

                                                      ==========  ==========   ==========

Reserve acquisition:

 Fair value of assets acquired                               $ -     $30,774      $30,774

 Liabilities assumed                                           -   (191,207)    (191,207)

 Common stock issued                                           -      26,933       26,933

                                                      ----------  ----------   ----------

 Cash Acquired                                               $ -    $133,500     $133,500

                                                      ==========  ==========   ==========



____________________

The accompanying notes are an integral part of these financial statements.

DOVER PETROLEUM CORP. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001
UNAUDITED AS TO JUNE 30, 2002


1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Dover Petroleum Corp. (formerly At Home Holdings, Inc. and Coretech Industries Ltd.), ("Dover, Nevada") a development stage company, was incorporated under the laws of the State of Nevada on July 9, 1998. Dover, Nevada initiated business operations in 2000 as a provider of home meal replacement food products via the Internet. Dover, Nevada ceased business operations in late 2000 and began exploring new business opportunities.

On September 21, 2001 Dover, Nevada completed a stock exchange agreement ("The Stock Exchange Agreement") with Slaterdome Gas, Inc., a Florida corporation ("Slaterdome"). Under the terms of the agreement one share of Dover, Nevada common stock was issued and exchanged for each of the 18,350,000 shares of common stock of Slaterdome outstanding, thereby giving the stockholders of Slaterdome controlling interest in Dover, Nevada. Slaterdome also at this time changed its name to Dover Petroleum Corp. ("Slaterdome" or the "Company") . On June 21, 2001 Slaterdome had acquired certain assets of Wyoming Oil and Minerals, Inc., a Wyoming Corp. ("Wyoming"), the acquired assets positioning the Company as a development stage company in the oil and gas industry.

On March 31, 2002 the Company completed a stock exchange agreement ("The Agreement") with the shareholders of Dover Egypt I, Inc. to acquire the rights to a certain Oil and Gas Concession in the Arab Republic of Egypt.

Basis of Accounting

The accompanying financial statements consolidate the accounts of the parent company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The stock exchange agreement has been accounted for as a purchase and in accordance with the accounting treatment required in a reverse merger whereby Slaterdome has been deemed the acquiror for accounting and financial statement purposes with no step up in basis or goodwill recorded in accordance with the view of the Securities and Exchange Commission's staff members that the acquisition by a public shell of the assets of a business from a private company should be accounted for at historical cost and accounted for as a reverse merger.

Investments in unconsolidated affiliated joint ventures in which the ownership of the venture is between 20% and 50% and for which the following conditions exist: (i) the investees in the ventures have an undivided interest in the venturers' assets; (ii) each investee is severally liable for the indebtedness of the venture; and (iii) each investor is only entitled to its pro rata share of income and is responsible to pay only its pro rata share of expenses, are accounted for utilizing the proportionate consolidation method.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Use of Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are depreciated for financial accounting purposes on the straight-line method over their respective estimated useful lives. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are reflected in the results of operations. Expenditures for maintenance and repairs are charged to operations. Renewals and betterments are capitalized. Depreciation of leased equipment under capital leases is included in depreciation.

The Company's gas and oil activities are accounted for under the "successful efforts" method. Depreciation, depletion and amortization, based on cost less estimated salvage value of the assets, will be primarily determined under either the unit-of-production method or the straight-line method. Unit-of-production rates are based on oil, gas and mineral reserves estimated to be recoverable from existing facilities. The straight-line method is based on estimated asset service life taking obsolescence into consideration.

Under the "successful efforts" method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. Exploratory wells that find oil and gas in an area requiring a major capital expenditure before production can begin are evaluated annually to ensure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method for each field.

Oil, gas and other properties held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analyses are based on proved reserves, except in circumstances where it is probable that additional resources will be developed and contribute to cash flows in the future. A valuation allowance will be provided for the capitalized costs associated with unproved properties where after one year there exists an absence of a determination as to whether the properties can be classified as proved.

Impairment of Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 121 requires that if facts and circumstances indicate that the cost of fixed assets or other assets may be impaired, an evaluation of recoverability would be performed by comparing the estimated future undiscounted pre-tax cash flows associated with the asset to the asset's carrying value to determine if a write-down to market value or discounted pre-tax cash flow value would be required.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders' equity. The adoption of SFAS 130 had no impact on total stockholders' equity for the period presented in these financial statements.

Earnings (Loss) Per Share

The Company computes earnings or loss per share in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" (SFAS 128) which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes the dilutive effects of options, warrants and convertible securities and thus is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is similar to the previously fully diluted earnings per share. Diluted earnings per share reflect the potential dilution that could occur if securities or other agreements to issue common stock were exercised or converted into common stock. Diluted earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains the majority of its cash and cash equivalents with one financial institution and this creates an inherent concentration of credit risk.

Start-Up Activities

The American Institute of Certified Public Accountants issued Statement of Position (SOP 98-5), "Reporting the Costs of Start-Up Activities". SOP 98-5 requires start-up costs, as defined, to be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998. The Company currently expenses all start-up costs as incurred in accordance with this statement and therefore the issuance of SOP 98-5 had no material impact on the Company's financial statements.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Accounting for Stock-Based Compensation

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation". As permitted under SFAS 123, the Company has continued to apply accounting described by Accounting Principles Board Opinion No. 25 (APB 25). Under APB 25, compensation expense is determined on the measurement date, that is, the first date on which both the number of shares the employee is entitled to receive and the exercise price, if any, are known. Compensation expense, if any, is the excess of the market price of the stock over the exercise price on the measurement date. The amount of compensation expense, if any, is charged to operations over the vesting period.

In accounting for options granted to persons other than employees (as defined under SFAS 123), the provisions under SFAS 123 were applied. As required by SFAS 123, the fair value of these options was estimated at the grant date using the Black-Scholes option pricing model.

Recent Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, (SFAS 141), "Business Combinations" and Statement of Financial Accounting Standards No. 142, (SFAS 142), "Goodwill and Other Intangible Assets". SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim period financial statements have not been previously issued.
 The adoption of SFAS 141 had no effect on the Company's operating results or financial condition. The Company is currently assessing the impact of SFAS 142 on its operating results and financial condition.

Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144. This standard supersedes SFAS No. 121 and the provisions of APB Opinion No. 30,
"Reporting the Results of Operations   Reporting the Effects of
Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale and addresses several SFAS No. 121 implementation issues. The Company is required to adopt SFAS No. 144 effective January 1, 2002. The Company does not expect the impact of the adoption of SFAS No. 144 to have a material effect on the results of operations or financial position.

2.  ACQUISITION/BUSINESS PLANS/RELATED PARTY TRANSACTIONS

On June 21, 2001 Slaterdome Gas, Inc. acquired the right, title and interest in and to certain oil and gas leases located in the State of Wyoming (the "Wyoming Assets") from Wyoming Oil and Minerals, Inc. ("Wyoming") for cash of $81,211, the assumption of certain liabilities due Phillips Petroleum, Inc. ("Phillips") totaling $518,789 and the issuance of 500,000 shares of Slaterdome's common stock valued at $5,000, for a total consideration of $605,000.

Slaterdome is the owner of the Wyoming Assets. The Wyoming Assets consist of a 16.6667% working and operating rights interest in certain oil and gas leases located in Carbon County, Wyoming and Moffat County, Colorado. Approximately 50% of the remaining 83.33% of such working and operating rights interests are owned by Phillips Petroleum Company and the remaining approximately 33.33% of such working and operating rights interests are owned by Skyline Resources, Inc. The working and operating rights interest is limited to a depth of fifty feet below the base of the Mesa Verde formation and is subject to the terms and conditions of various agreements, including but not limited to an exploration agreement between Energy Investments, Inc. and Skyline Resources, Inc. and an operating agreement in favor of Phillips Petroleum Company (the "Operating Agreement"). Likewise, such interest is proportionately subject to all burdens, restrictions, exceptions, charges agreements and other matters existing of record, and Slaterdome is required to pay its pro-rata share of all amounts due and payable under the leases, including but not limited to royalty and production payments,

In connection with the acquisition of the Wyoming Assets, Slaterdome agreed to pay delinquent amounts due from Wyoming to Phillips in the amount of approximately $519,000 plus any future amounts attributed to it under the Operating Agreement which costs will be accounted for at such time in accordance with the accounting for the nature of such costs. As of December 31, 2001 Slaterdome had paid Phillips approximately $219,000, but Slaterdome had withheld payment of the balance of approximately $300,000 until certain disputes between Slaterdome, Wyoming and Phillips have been resolved. In that connection, at the time of the acquisition of the Wyoming Assets, Slaterdome believed that development under certain of the leases was imminent. It now appears that such development may be delayed or not commenced as a result of certain decisions that are solely within the control of Phillips.

Slaterdome had indicated that it was unwilling to pay any further amounts to Phillips until the development issues were resolved. Phillips did not agree with the position taken by Slaterdome and instituted legal proceedings against Wyoming and Wyoming subsequently initiated legal proceedings against the Company.

During March 2002 Wyoming, Phillips and Slaterdome agreed to enter into a settlement and mutual release agreement (The "Settlement Agreement") and the Company made payment of $300,000 for any and all amounts outstanding up to and including January 1, 2002, Slaterdome agreed to pay any future amounts attributable to it under the Operating Agreement. Since no substantive activity under the Operating Agreement has occurred since January 1, 2002, Slaterdome does not anticipate any significant additional payment obligations to Phillips. Likewise, Slaterdome does not anticipate any additional payment obligation in connection with the Wyoming asset until Phillips disposes of its working and operating rights interest to a third party and further development activity commences. No assurance can be provided, however, if or when the interest of Phillips in the Operating Agreement will be sold, or if such interest is sold, if or when the third party purchaser thereof will commence development activities. As part of the negotiations associated with the Settlement Agreement, Michael D. Herman, a shareholder of Wyoming agreed in March to loan $100,000 to Slaterdome without interest. Such loan must be repaid by Slaterdome on the earlier to occur of March 26, 2003 or closing of the sale of the interest of Phillips under the Operating Agreement to a third party.

Based upon the Settlement Agreement, the Phillips Litigation was dismissed with prejudice by Phillips and Wyoming.

In addition, the Company is actively seeking to acquire additional oil and gas interests throughout the world. In March 2002 the Company concluded the Dover Egypt Share Exchange Agreement with Dover Egypt I, Inc., and as a result Dover Egypt became a wholly owned subsidiary. Dover Egypt I, Inc., a company in which two of the Company's officers/directors owned 1,500,000 shares and the Company's legal counsel owned 100,000 shares, owns 50% of the Dover Egypt Joint Venture, a partnership with an undivided interest in the Dover Egypt Joint Venture Agreement and underlying Concession Agreement. The Concession Agreement relates to the exclusive concession for the exploitation of petroleum and natural gas in and throughout the East Wadi Araba Area, in Egypt. Dover Egypt Joint Venture, pursuant to an Option Agreement, has the right to acquire the interest of the optionor in the Concession Agreement.

Under the Option Agreement and the Dover Egypt Joint Venture Agreement, Dover Egypt is required to invest the US $ 4,000,000 mandated under the Concession Agreement for the drilling of two exploration wells in the Area. It is expected that Dover Egypt will be required to provide the $4,000,000 over the next six months. If Dover Egypt fails to meet its commitments under the Option Agreement, the Option Agreement will be terminated and all rights under the Concession Agreement will be extinguished. Likewise, if Dover Egypt fails to meet its commitments under the Dover Egypt Joint Venture Agreement, other Joint Venture parties may have rights of action against Dover Egypt. The Company is seeking to raise financing for Dover Egypt to enable it to meet its commitments under the Option Agreement and the Dover Egypt Joint Venture Agreement. No assurances can be provided that the company will be successful in the financing efforts or the terms and conditions that may be associated with the conclusion of any financing activities.

The Dover Egypt Joint Venture Agreement amended, restated and superseded a preliminary Joint Venture Agreement dated May 28, 2001 (the" Prior Joint Venture Agreement"). Certain parties representing thirty percent of the interests under the Prior Joint Venture Agreement (the" Minority Parties") have not yet executed the Dover Egypt Joint Venture Agreement and may not do so in the future. The owners of the remaining seventy percent of the interests under the Prior Joint Venture Agreement (the" Majority Parties") have executed the Dover Egypt Joint Venture Agreement, along with an addendum thereto (the" Addendum"). The Addendum essentially provides that until such time as the Minority Parties execute the Dover Egypt Joint Venture Agreement, the Majority Parties under the Dover Egypt Joint Venture treat the Minority Parties as if they had executed the Dover Egypt Joint Venture Agreement. However, no assurance can be provided that the Minority Parties will be satisfied with the arrangements undertaken by the Majority Parties as to Dover Egypt Joint Venture or that such Minority Parties will not seek to reinstate the Prior Joint Venture agreement. If any such actions were undertaken by the Minority Parties the Company would be required to defend same and pay the cost thereof. Likewise, if the Company was not successful in the defense of such matters, the Company's business might be seriously impaired and the Company could be forced to terminate business.

3.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

                        June 30,     December 31,    Estimated
                          2002           2001       Useful Lives
                       ----------     ----------     ----------
                       (Unaudited)

Computer Equipment            $9,607         $9,6073-5 years

Computer Software               $483           $4833 years

                          ----------     ----------

                             $10,090        $10,090

Accumulated                 ($5,769)       ($4,256)
Depreciation

                          ----------     ----------

                              $4,321         $5,834

                          ==========     ==========


4.  COMMITMENTS AND CONTINGENCIES

Employment Agreement

In December 1999 Dover, Nevada entered into a three-year employment agreement effective January 1, 2000 with W.E. McKechnie. The term of the agreement was renewable thereafter at Dover, Nevada's option for an additional two years. Under this agreement Mr. McKechnie was employed as the Dover, Nevada President and Chief Executive Officer at an annual salary of $120,000 as well as a signing bonus of $30,000. On each December 31, Mr. McKechnie was eligible to receive an annual bonus of approximately $75,000, based on his achievement of certain agreed upon performance objectives.

During 2001 the Company and Mr. McKechnie mutually agreed to terminate the employment agreement and Mr. McKechnie agreed to wave the balance due him of $15,000 as well as all unpaid salary subsequent to January 1, 2001.

All stock grants under the agreement to Mr. McKechnie were unpaid and cancelled subject to future negotiation with the Company.

Government Regulations

The Company is subject to regulations applicable to businesses generally, and to the myriad of local, national and international laws and regulations directly applicable to oil and gas business. The Company cannot provide any assurance that existing laws and regulations or the adoption of new laws and regulations with respect to the Company's business or industry will not materially and adversely impact our business. The existence or adoption of any such laws or regulations may increase the Company's cost of doing business, change the manner in which the Company expects to engage in business or otherwise have a material adverse effect on the business of the Company.

Foreign Operations and Expansion

A part of the Company's business strategy is to seek to acquire and develop leases and operations in foreign countries. If the Company is able to implement such strategy, the Company may experience difficulty in managing international operations as a result of technical problems, distance, language and cultural differences. There are certain risks inherent in doing business on an international level, such as, political and economic instability, civil unrest, crime, unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, fluctuations in foreign currency exchange rates, longer payment cycles, problems in collecting amounts due, difficulty in enforcing contracts, seasonal fluctuation in business activity and potential adverse tax consequences. The Company can provide no assurance that one or more of such factors will not result in material adverse consequences.

Other

In order to drill for, recover, transport or sell any gas or other hydrocarbons from any other area in which the Company may attempt to conduct operations, the Company will generally be required to obtain licenses and permits and enter into agreements with various land owners and/or government authorities. The issuance of these permits and licenses generally will be contingent upon the consent of the governmental authority having jurisdiction over the production area, which entities have broad discretion in determining whether or not to grant such authority. Moreover, even if obtained, such licenses, permits, and agreements will generally contain numerous restrictions and require payment of a development/exploration fee, typically based on the recoverable reserves or expenditures. The amount of any such fee and other terms will determine in part, the commercial viability of any extraction project. The Company can provide no assurance that it will be able to maintain any existing license or that any existing license may not be materially varied or that it will be able to acquire any new license.

On September 1, 2000 Dover, Nevada entered into a consulting agreement with Tinamilu Holdings Limited. Pursuant to the consulting agreement, which called for payment to Tinamilu of $100,000, Tinamilu agreed to identify and introduce viable oil and gas projects to the Company. The consulting fees are payable in 2 equal installments in the amount of $50,000 each. The first installment was paid on December 31 2001 and the second installment is due to be paid on September 30, 2002. Tinamilu is one of the Company's shareholders and owns approximately 4.1% of the Company's common stock.

On April 1, 2002 the Company entered into a second consulting agreement with Tinamilu Holdings Limited. Pursuant to the second consulting agreement, Tinamilu agreed to provide the Company with certain consulting services in connection with the Company's oil and gas projects. The Company agreed to pay consulting fees, in the amount of $200,000 to Tinamilu.

Litigation

As discussed in Note 2, in connection with the litigation relating to the acquisition of the Wyoming Assets Slaterdome agreed to pay delinquent amounts due from Wyoming to Phillips in the amount of approximately $519,000. As of December 31, 2001 Slaterdome had paid Phillips approximately $219,000. The balance of $300,000 was paid pursuant to the settlement agreement agreed to between the parties
during March 2002   as discussed in note 2.

5.  STOCKHOLDERS' LOAN PAYABLE

During 2001 a stockholder of the Company loaned the Company $121,500 which remains outstanding at December 31, 2001. The loan is unsecured, non-interest bearing and is not expected to be repaid before April of 2003.


6.  STOCKHOLDERS' EQUITY

Capital

On December 17, 1999 (the "Split Date"), pursuant to a corporate resolution of the Board of Directors dated December 17, 1999, Dover, Nevada sought to undertake a three for one forward split of its common stock (the "1999 Split"). Dover, Nevada notified their transfer agent of the 1999 Split, and for all purposes, has since the Split Date reflected the occurrence of the 1999 Split. Dover, Nevada subsequently determined that they neglected to file appropriate documents with the Secretary of State of the State of Nevada to reflect the 1999 Split. Accordingly, on April 18, 2002, Dover Nevada filed an Amended and Restated Articles of Incorporation with the Secretary of State of the State of Nevada reflecting the 1999 Split as of the Split Date. Accordingly, all references to Dover, Nevada's common stock outstanding set forth in these financial statements reflect the occurrence of the 1999 Split on and as of the Split Date.

The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $.001 per share and 100,000,000 shares of preferred stock, par value $.001 per share.

The holders of outstanding shares of the Company's common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts, if any, as the Board of Directors from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of the common stock are not entitled to preemptive rights, and the common stock is not subject to conversion or redemption.

The preferred stock may be issued from time to time in one or more series, each such series to have distinctive serial designations as shall be determined in a resolution or resolutions providing for the issue of such preferred stock from time to time adopted by the Company's Board of Directors. Each series of preferred stock may have such number of shares; may have such voting powers, full or limited, or may be without voting power; may be redeemable or convertible at such time or times and at such prices; may entitle the holders thereof to receive distributions calculated in any manner, including but not limited to dividends, which may be cumulative, noncumulative or partially cumulative; at such rate or rates; on such conditions, from such date or dates, at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of shares; may have such preference over any other class of shares with respect to distributions, including but not limited to dividends and distributions upon our dissolution; may be made convertible into, or exchangeable for, shares of any other class or classes (except the class having prior or superior rights and preferences as to the dividends or distribution assets upon liquidation) or of any other series of the same or any other class or classes of our shares at such price or prices or at such rates of exchange, and with such adjustments; may be entitled to the benefit of a sinking fund or purchase fund to be applied to the purchase or redemption of shares of such series in such amount or amounts; may be entitled to the benefit of conditions and restrictions upon the creation of our indebtedness or the indebtedness of any subsidiary, upon the issue of any additional shares (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by us or any subsidiary of us of any of our outstanding shares; and may have such other relative, participating, optional or other special rights, and qualifications, limitations or restrictions all as may be stated in said resolution or resolutions providing for the issuance of such preferred stock.


7. SUBSEQUENT EVENTS (UNAUDITED)

On March 31, 2002 the Company concluded a voluntary share exchange transaction (the" Dover Egypt Exchange") with all of the shareholders of Dover Petroleum Egypt I, Inc., a Florida corporation ("Dover Egypt") whereupon Dover Egypt became a wholly owned subsidiary. This Agreement called for a transaction in which the Company exchanged One Million Six Hundred Thousand shares (1,600,000) of the $0.001 par value common shares of Dover Petroleum (the" Dover Petroleum Shares") with the shareholders of Dover Egypt for their Dover Egypt Shares.

The Company recorded the value of the acquisition at the fair value of the common stock exchanged, $800,000 ($.50 per share) as it was more reliably measurable than the value of the stock received of Dover Egypt and its underlying asset.

During the six months ended June 30, 2002, the Company sold 12,000,000 shares of its common stock pursuant to a private placement offering for $0.50 per share. This offering entitled the subscriber to receive one share of common stock for $0.50 per share and warrant to purchase one additional share of common stock for $0.80 per share. The Company received net subscription amounts totaling $5,682,410 pursuant to this stock offering. Of this amount, $2,384,112 is still due to the Company as a stock subscription receivable and is reflected in the Stockholders' Equity section of the consolidated balance sheet. No warrants have been exercised.

PART III

Item 1.  Index to Exhibits

2.1.1     Articles of Incorporation Coretech Industries, Inc.*

2.1.2 Amendment to Articles of Incorporation changing name to At Home Holdings, Inc.*

2.1.3 Amendment to Articles of Incorporation changing name to Dover Petroleum Corp. and increasing capital*

2.1.4     Amendment to Articles of Incorporation reflecting the 1999
          Split.*

2.1.5     Articles of Incorporation of Slaterdome, Inc.*

2.1.6     Articles of Incorporation of Dover Petroleum Egypt I, Inc.*

2.2.1     Bylaws of Dover Petroleum Corp.*

2.2.2     Bylaws of Slaterdome, Inc.*

2.2.3     Bylaws of Dover Petroleum Egypt I, Inc.*

6.2.1     Share Exchange Agreement dated August 31, 2001 between
          Dover Petroleum Corp. and the shareholders of Slaterdome, Inc.*

6.2.2 Share Exchange Agreement dated February 26, 2001 between Dover Petroleum Corp. and the shareholders of Dover
          Petroleum Egypt I, Inc.*

6.2.3     Dover Egypt Joint Venture Agreement*

6.2.4     Dover Egypt Joint Venture Agreement Amendment*

6.2.5     Option Agreement*

6.2.6     Concession Agreement**

6.2.7     Phillips Interest Purchase Agreement***

6.2.8     Assignment and Bill of Sale under the Phillips Interest
          Agreement***

6.2.9     Subscription Agreement between the Company and Robert
          Salna***

6.2.10    Warrant in favor of Robert Salna***

6.2.11 Subscription Note executed by Robert Salna in favor of the Company***

6.2.12    Consulting Agreement Number 1 with Tinamilu Holdings***

6.2.13    Consulting Agreement Number 2 with Tinamilu Holdings***

12.1.1    List of Subsidiaries**

  *Filed as part of the Form 10-SB

 **Filed as part of Amendment No. 1 to the Form 10-SB

***Filed as part of Amendment No. 2 to the Form 10-SB

Item 2.  Description of Exhibits

                              SIGNATURES

     In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   DOVER PETROLEUM CORP.

                                   /s/ Robert Salna
Date: November 19, 2002
                                   By: Robert Salna, Chief Executive
                                   Officer , Director


Date: November 19, 2002            /s/ Ted McKechnie

                                   By: Ted McKechnie, President,
                                   Secretary, Director


Date: November 19, 2002            /s/ Allan Ibbitson

                                   By: Allan Ibbitson, Chief
                                   Financial Officer , Director